UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LAVA Therapeutics N.V.

(Name of Subject Company)

LAVA Therapeutics N.V.

(Name of Persons Filing Statement)

Common shares, nominal value €0.12 per share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Stephen Hurly

Chief Executive Officer and President

LAVA Therapeutics N.V.

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 3100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Katie Kazem

Courtney T. Thorne

Rita Sobral

Cooley LLP

55 Hudson Yards

New York, New York 10001

+1 (212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

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ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (“LAVA” or the “Company”). The address of the Company’s principal executive office is Yalelaan 62, 3584 CM, Utrecht, the Netherlands. The telephone number of the Company’s principal executive office is +1 (800) 311 6892.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is LAVA’s common shares, par value €0.12 per share (the “Shares”). As of August 14, 2025, there were (i) 26,305,295 Shares issued and outstanding and (ii) 7,712,499 Shares subject to issuance pursuant to options granted by LAVA to purchase Shares (each, a “LAVA Option”) pursuant to LAVA’s 2018 Stock Option Plan, 2020 U.S. Stock Option Plan, and 2021 Long-term Incentive Plan, as amended (together, the “LAVA Equity Plans”) or otherwise, 1,878,707 of which were In-the-Money Options (as defined below).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address and telephone number of LAVA, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in the section captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“XOMA” or “Buyer”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for (i) a price per Share of $1.16 (the “Base Price Per Share”) plus an additional amount of cash of up to $0.08 per Share (such amount as finally determined in accordance with the Purchase Agreement (as defined below), the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”) plus (ii) one contingent value right (“CVR”) per Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined and further described below), payable subject to any applicable tax withholding and without interest (together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 15, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to LAVA’s shareholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to a Share Purchase Agreement, dated as of August 3, 2025 (as it may be amended from time to time, the “Purchase Agreement”), by and between the Company and Buyer. A more complete description of the Purchase Agreement can be found in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—CVR Agreement” of the Offer to Purchase, and a copy of the Purchase Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

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If not earlier terminated, the Offer will expire at 9:00 a.m., New York City time, on October 3, 2025 (the “Expiration Time”. If the Offer is extended in accordance with the Purchase Agreement, the term “Expiration Time” will instead refer to the latest time and date at which the Offer, as so extended by Buyer, will expire).

The Offer is conditioned upon the satisfaction or waiver of certain customary conditions, including, among others: (i) that there have been validly tendered pursuant to the Offer, and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), a number of Shares that, together with the Shares then owned by Buyer or its affiliates, represents at least 80% of LAVA’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”), provided that the Minimum Condition may be reduced to 75% in certain circumstances specified in the Purchase Agreement; (ii) that there is not in effect any applicable law or order (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced, or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, or enjoining the consummation of the transactions contemplated by the Purchase Agreement (the “Transactions”); (iii) the accuracy of representations and warranties made by LAVA in the Purchase Agreement, including that, since the date of the Purchase Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Purchase Agreement); (iv) compliance in all material respects by LAVA with its obligations under the Purchase Agreement; (v) that no effect, event, fact, change, development or occurrence has occurred following the date of the Purchase Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (vi) that at the extraordinary general meeting (or a subsequent extraordinary general meeting) of LAVA shareholders, the LAVA shareholders have adopted resolutions related to appointment of Buyer’s designees to the LAVA Board (as defined below) and certain transactions pursuant to the Purchase Agreement; (vii) the Closing Net Cash (as defined in the Purchase Agreement) shall be no less than the amount specified in the Purchase Agreement; and (viii) no termination of the Purchase Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Buyer to consummate the Offer under the Purchase Agreement are not subject to a financing condition. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Buyer may extend the Offer to such other date and time as may be agreed in writing by LAVA and Buyer, and will extend the Offer for the minimum period required by applicable law, the SEC or the rules of the Nasdaq Stock Market LLC. Buyer may or shall also extend the Offer from time to time as follows:

•	if, as of the then-scheduled expiration date, any condition to the Offer is not satisfied and has not been waived, to permit such condition to be satisfied or waived;

•	if, as of the then-scheduled expiration date, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Purchase Agreement;

•	if LAVA has consummated a Permitted Disposition (as defined in the Purchase Agreement) subsequent to its most recent delivery of the Closing Cash Schedule (as defined in the Purchase Agreement), to allow for the delivery of an updated Closing Cash Schedule pursuant to the Purchase Agreement.

However, the Buyer is not required to extend the Offer to a date later than the end date of December 31, 2025 and, if all of the Offer Conditions have been satisfied or waived other than the Minimum Condition, Buyer shall not be required to extend the Offer on more than two (2) occasions in consecutive periods of up to ten (10) business days each.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Buyer will at or promptly following the Expiration Time (but in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the United States Securities Exchange Act of 1934 (the “Exchange Act”) thereafter) (the “Acceptance Time”), pay for all of the Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”).

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Following the Acceptance Time in accordance with the Purchase Agreement, Buyer will provide for a subsequent offering period of five business days in accordance with Rule 14d-11 promulgated under the Exchange Act (the “Subsequent Offering Period”).

Subject to (i) the adoption of the relevant resolutions at an extraordinary general meeting of LAVA’s shareholders to be held prior to the Closing (the “EGM”) or at any subsequent EGM in case such resolutions have not been adopted at the EGM (a “Subsequent EGM”), and (ii) the number of Shares constituting the Minimum Condition have been validly tendered in accordance with the terms of the Offer and not properly withdrawn (provided that this amount may be reduced to 75% in certain circumstances specified in the Purchase Agreement), then, as promptly as practicable following the expiration of the Subsequent Offering Period, Buyer and LAVA shall effectuate, provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code), a corporate reorganization involving the Company and its subsidiaries, consisting of the Downstream Merger, the Loan and the Cancellation (all as defined below) (collectively, the “Post-Offer Reorganization”) in the manner set out below and in the order set out below:

•	prior to the Dutch statutory merger of the Company (as disappearing company) with and into LAVA Therapeutics New Topco B.V. (“New Topco”) (as acquiring company) within the meaning of Section 2:309 et seq. and 2:311(2) of the Dutch Civil Code pursuant to which (i) class A shares in New TopCo will be allotted to LAVA’s shareholders (other than Buyer) (“New TopCo A Shares”) and (ii) class B shares in New TopCo will be allotted to Buyer, as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry (the “Downstream Merger”) becoming effective, LAVA shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Downstream Merger (the “Cancellation”);

•	LAVA and New Topco shall execute the notarial deed effecting the Downstream Merger no later than 23:59, local time in the Netherlands, on the closing date of the Subsequent Offering Period;

•	prior to 00:30, local time in the Netherlands, on the date that the Downstream Merger becomes effective (the “Cancellation Effective Time”), Buyer shall (i) grant a loan to New TopCo for a principal amount in cash, available to or at the sole direction of New Topco, out of immediately available funds, equal to the product of (A) the number of New Topco A Shares that will be issued and outstanding immediately prior to the Cancellation Effective Time and (B) the Cash Amount (the “Loan”), and (ii) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

•	after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts;

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time in the Netherlands on the date that the Downstream Merger becomes effective.

The Post-Offer Reorganization is subject to approval by LAVA’s shareholders at the EGM or at any Subsequent EGM, as applicable. At the EGM, or at any Subsequent EGM, as applicable, LAVA shareholders will also vote on resolutions effective upon Closing (A) appointing Buyer designees to LAVA’s Board of Directors (the “LAVA Board” and such directors, the “Buyer Directors”) to replace the resigning members of the LAVA Board and (B) if and to the extent that any member of the LAVA Board (excluding the members of the LAVA Board who are independent from Buyer and qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code, the “Independent Directors”) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the LAVA Board as of the Closing (the “Governance Resolutions”) and on certain other matters. Whether the Minimum Condition is ultimately satisfied at 75% or 80% will not impact the Post-Offer Reorganization, which will be implemented in the same fashion in either case (provided that the Closing occurs).

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Under the terms of the Purchase Agreement and subject to satisfaction or waiver of the Offer Conditions, as of the Closing, the LAVA Board will consist of no more than seven directors, (i) two of whom will be independent, non-executive directors as mutually agreed upon by Buyer and LAVA and (ii) the remainder of whom will be designated by Buyer (including two executive directors), in each case, to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Post-Offer Reorganization is consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the consideration payable in respect of the Cancellation (the “Cancellation Consideration”) will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to LAVA’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). LAVA will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

Please see “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization” of the Offer to Purchase for a more detailed discussion of the Dutch consequences of the Dutch dividend withholding tax consequences of the Post-Offer Reorganization.

Miscellaneous

The Schedule TO states that the office address of XOMA is 2200 Powell Street, Suite 310, Emeryville, California 94608, and its telephone number is +1 (510) 204-7200.

LAVA has made information relating to the Offer available online under the “SEC Filings” subsection of the “Financials & Filings” section of LAVA’s website at https://ir.lavatherapeutics.com/ and LAVA has filed this Schedule 14D-9, and Buyer has filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of LAVA, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between LAVA or its affiliates, on the one hand, and (i) LAVA’s executive officers, directors or affiliates, on one hand or (ii) Buyer’s executive officers, directors or affiliates, on the other hand. The LAVA Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Purchase Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements between LAVA and Buyer and Its Affiliates

Purchase Agreement

On August 3, 2025, LAVA and Buyer entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “The Tender Offer—Section 9. Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Purchase Agreement.

The Purchase Agreement governs the contractual rights among LAVA and Buyer in relation to the Offer and the other transactions contemplated by the Purchase Agreement. The Purchase Agreement contains representations and warranties made by LAVA to Buyer and representations and warranties made by Buyer to LAVA. Neither the inclusion of the Purchase Agreement nor the summary of the Purchase Agreement is intended to modify or supplement any factual disclosures about LAVA or Buyer in LAVA’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Purchase Agreement are qualified by information in a confidential disclosure schedule provided by LAVA to Buyer in connection with the signing of the Purchase Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Purchase Agreement. In addition, the representations and warranties in the Purchase Agreement were negotiated with the principal purpose of allocating risk among LAVA and Buyer. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Purchase Agreement may not constitute the actual state of facts about LAVA or Buyer. LAVA’s shareholders and investors are not third-party beneficiaries of the Purchase Agreement (except with respect to (i) the right of Indemnified Persons (as defined in the Purchase Agreement) to indemnification and other rights set forth in the Purchase Agreement, as described below in the section captioned “—Indemnification; Directors’ and Officers’ Insurance,” (ii) the rights of holders of Shares to pursue specific performance or damages in accordance with the Purchase Agreement in the event of a breach thereof by Buyer; provided that LAVA shall have the sole and exclusive right, on behalf of and as agent for such holders, to enforce such rights and (iii) from and after the time at which Buyer irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Expiration Time (as applicable), the rights of holders of Shares to receive the Offer Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of LAVA or Buyer or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in LAVA’s or Buyer’s public disclosure if such updates are not required by law.

The summary of the material terms of the Purchase Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

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Form of Contingent Value Rights Agreement

At or prior to the Closing, Buyer expects to enter a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i)      100% of the amount by which the Closing Net Cash, adjusted for Permitted Deductions (as defined in the CVR Agreement) made within ninety (90) days following the date on which Closing occurs (the “Closing Date”) exceeds Closing Net Cash, as finally determined pursuant to section 2.01(j)-(n) of the Purchase Agreement;

(ii) (A) 100% of the Net Proceeds (as defined in the CVR Agreement), if any, from any direct or indirect sale, transfer, license or other disposition (each, a “Disposition”) by LAVA, of all or any part of the rights, intellectual property and other assets related to a clinical and preclinical programs, including but not limited to LAVA-1266 (a Disposition described in this clause (i), a “Permitted Disposition”) prior to the Closing or (B) 75% of the Net Proceeds, if any, from any Disposition by the Buyer or any of its affiliates, including LAVA, after the Closing, of all or any part of the CVR Products (as defined below) entered into following the Closing, including during the period beginning on the Closing and ending on the tenth (10th) anniversary of the Closing; and

(iii) 75% of the Net Proceeds, in the case of Gross Proceeds (as defined in the CVR Agreement) as payable to Buyer or any of its affiliates, including LAVA (after the Closing) and New TopCo, or is otherwise due to or received by Buyer or any of its affiliates, including LAVA (after the Closing) and New TopCo, in respect of LAVA’s collaborations (i) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) pursuant to that certain Exclusive License Agreement, by and between Pfizer Inc. and LAVA, dated September 23, 2022, as amended, restated, modified, replaced and novated from time to time (the “Pfizer Collaboration”) and (ii) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413 pursuant to that certain Research Collaboration and License Agreement, by and between Johnson & Johnson and LAVA, dated May 13, 2020, as amended, restated, modified, replaced and novated from time to time (the “J&J Collaboration”), for the period beginning at the Closing and ending on the 10th anniversary of the Closing.

Pursuant to the CVR Agreement, “CVR Products” means the Company’s product or product candidates developed or commercialized by the Company, it’s affiliates or their respective (sub)licensees and known as: (i) EGFRd2 (PF-8046052) or JNJ-89853413, (ii) each other product or product candidate discovered, developed, or commercialized pursuant to an Existing Partnership (as defined in the Purchase Agreement), and (iii) any product, product candidate or other research program being researched or developed by the Company as of the Closing, including the product or product candidate known as LAVA-1266.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Buyer (and, following the Merger Effective Time (as defined below), New TopCo) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Buyer” with respect to post-closing obligations under the CVR Agreement in this Item 3 under the heading “Form of Contingent Value Rights Agreement” include New TopCo from and after 00:00 CET on the date in which the Downstream Merger becomes effective (the “Merger Effective Time”).

During the period beginning on the Closing and ending on the 10th anniversary of the Closing (the “Disposition Period”), Buyer will not terminate or negatively impact the required maintenance of the CVR Products, including by failing to preserve and maintain the CVR Products. Buyer will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

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Until the date on which the Disposition Period expires, (i) Buyer will, and will cause its subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Buyer and its subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Buyer licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Buyer will require such licensee, purchaser, assignee, or transferee, as applicable, to provide the information necessary for Buyer to comply with its obligations under the CVR Agreement.

The Representative, Buyer and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders. With the consent of at least 35% of the CVR Holders (the “Acting Holders”), the Representative, Buyer and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Buyer will indemnify the Rights Agent and its affiliates, and its and their respective employees, officers, directors, representatives and advisors for, and hold such persons harmless against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Buyer and the Acting Holders, or (iii) the date on which the Disposition Period expires, subject to certain reporting obligations by Buyer to the Representative pursuant to the CVR Agreement.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Purchase Agreement, on August 3, 2025, following approval thereof by the LAVA Board, Buyer entered into tender and support agreements (each, a “Support Agreement”) with the Company’s executive officers and directors (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 0.5% of the outstanding Shares as of August 3, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or if the LAVA Board votes to approve a superior proposal or a change in the recommendation of the LAVA Board with respect to certain intervening events.

The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

LAVA and Buyer entered into a confidentiality agreement, dated as of June 2, 2025 (the “Confidentiality Agreement”), pursuant to which LAVA and Buyer agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three (3) year period, which terminates on June 2, 2028. The Confidentiality Agreement includes a two (2) year standstill provision and an eighteen (18) month employee non-solicitation provision.

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The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between LAVA and its Executive Officers and Directors

Interests of Certain Persons

The executive officers and members of the LAVA Board may be deemed to have interests in the Offer and the Post-Offer Reorganization that may be different from or in addition to those of LAVA’s shareholders generally. The LAVA Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Purchase Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of each outstanding LAVA In-the-Money Option (as defined below) at the Closing; and

•	the receipt of severance payments and benefits by current executive officers under their respective employment agreements.

Outstanding Shares Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares beneficially owned as of August 14, 2025, by each of LAVA’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding LAVA Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the maximum potential Cash Amount of $1.24 per Share. Any LAVA shareholder that tenders their Shares for purchase pursuant to the Offer will receive the same Cash Amount on the same terms and conditions as the other shareholders of LAVA as described in the Purchase Agreement.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Stephen Hurly	5,000	6,200
Fred Powell	65,000	80,600
Charles Morris	—	—
Kapil Dhingra	30,000	37,200
Jay T. Backstrom	—	—
Peter A. Kiener	—	—
James J. Noble	—	—
Christy J. Oliger	—	—
Mary E. Wadlinger	—	—
Karen J. Wilson	10,000	12,400

Treatment of Equity Awards in the Transactions

Treatment of LAVA Options

At the Closing, each LAVA Option (including each LAVA Option held by our executive officers and directors) that is then outstanding immediately prior to the Closing but not then vested or exercisable will become immediately vested and exercisable in full pursuant to the terms of the Purchase Agreement. After giving effect to such accelerated vesting, at the Closing, each LAVA Option with an exercise price per Share less than the Cash Amount (an “In-the-Money Option”) shall be settled in cash and CVRs (without interest and net of applicable withholding tax and other applicable deductions) equal to (i) with respect to the Cash Amount, (x) the excess of such Cash Amount over the per Share exercise price of such In-the-Money Option multiplied by (y) the total number of Shares underlying such In-the-Money Option and (ii) (x) the CVRs comprised in the Offer Consideration multiplied by (y) the total number of Shares underlying such In-the-Money Option. Any other LAVA Option other than an In-the-Money shall be cancelled at the Closing.

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The table below sets forth, for each of LAVA’s executive officers and non-employee directors holding LAVA Options as of March 1, 2024, the aggregate number of Shares subject to such In-the-Money Options and the value of cash amounts payable in respect of such In-the-Money Options at the Merger Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $1.24 per Share. No amounts have been included in the table below with respect to the CVRs to be received by LAVA’s executive officers and directors in respect of their In-the-Money Options however, each LAVA executive officer and non-employee director listed below will receive one (1) CVR for each Share subject to an outstanding In-the-Money Option.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Consideration for Options ($)
Stephen Hurly	335,100	103,881
Fred Powell	124,700	38,657
Charles Morris	130,850	40,564
Kapil Dhingra	33,390	10,351
Jay T. Backstrom	33,390	10,351
Peter A. Kiener	33,390	10,351
James J. Noble	33,390	10,351
Christy J. Oliger	33,390	10,351
Mary E. Wadlinger	33,390	10,351
Karen J. Wilson	33,390	10,351

Employee Matters

Unless, at least 10 business days prior to the Closing, Buyer provides written notice to LAVA directing otherwise, LAVA will take all action necessary to terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Closing occurs. Buyer has no current or potential obligation or liability in respect of post-retirement or post-service severance, health, medical or life insurance benefits for retired, former or current employees of LAVA or other Person, except for certain limited exceptions set forth in the Purchase Agreement.

Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships

Employment Agreements with our Executive Officers

For purposes of this Schedule 14D-9, LAVA’s executive officers are Stephen Hurly, LAVA’s Chief Executive Officer, Fred Powell, LAVA’s Chief Financial Officer and Charles Morris, LAVA’s Chief Medical Officer. LAVA has entered into employment agreements with each of its executive officers. Each letter has no specific term and provides for at-will employment. These employment agreements provide for severance payments and benefits upon certain terminations of employment, as set forth below.

If the employment of an executive officer is terminated outside the period beginning three (3) months prior to the date of a change in control and ending twelve (12) months following that change in control (the “Change in Control Period”) either (i) by LAVA without “Cause” (excluding by reason of death or disability) or (ii) by the executive officer for “Good Reason” (as such terms are defined in the executive officer’s employment agreement), the executive officer will receive the following benefits if the executive officer timely signs and does not revoke a separation agreement and release of claims in LAVA’s favor:

•	a lump-sum payment equal to twelve (12) months of the executive officer’s annual base salary;
•	payment of premiums for group health, dental and vision coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”), for the executive officer and their eligible dependents, if any, for up to twelve (12) months (subject to, among other things, continued COBRA eligibility under applicable law); and
•	in the case of Mr. Hurly, a lump-sum payment equal to Mr. Hurly’s annual target bonus, pro-rated for the portion of the year he was employed.

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If, during the Change in Control Period, the employment of an executive officer is terminated either (i) by LAVA without Cause (excluding by reason of death or disability) or (ii) by the executive officer for Good Reason, the executive officer will receive the following benefits under his or her employment agreement if the executive officer timely signs and does not revoke a separation agreement and release of claims in LAVA’s favor:

•	a lump-sum payment equal to twelve (12) months (or eighteen (18) months in the case of Mr. Hurly) of the executive officer’s annual base salary;
•	a lump-sum payment equal to the sum of 100% (or 150% in the case of Mr. Hurly) of the executive officer’s annual target bonus;
•	payment of premiums for group health, dental and vision coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to twelve (12) months (or eighteen (18) months in the case of Mr. Hurly) (subject to, among other things, continued COBRA eligibility under applicable law); and
•	100% accelerated vesting and exercisability of all company equity awards with time-based vesting that are outstanding and unvested as of the date of the executive officer’s termination (all outstanding options will accelerate as of the Closing pursuant to the terms of the Purchase Agreement, as noted above).

Pursuant to the terms of the Purchase Agreement, as part of the Post-Offer Reorganization, LAVA shall cause each Independent Director to resign from their position as member of the LAVA Board with effect from the Merger Effective Time and Buyer shall, at the first annual or extraordinary meeting of New TopCo held after the Merger Effective Time, cause the Independent Directors to be fully and finally discharged for their acts of supervision to the fullest extent permitted by applicable law.

Long-Term Incentive Plan

The Company’s Long-Term Incentive Plan provides that if, in connection with a Change of Control (as defined in the Long-Term Incentive Plan), outstanding awards are not replaced by equivalent awards, then such awards will immediately vest, unless determined otherwise by the LAVA Board or a committee thereof. As described above, all outstanding options will accelerate as of the Closing pursuant to the terms of the Purchase Agreement. The table below sets forth, for each of LAVA’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the applicable employment agreement upon a qualifying termination during the Change in Control Period based on annualized base salary and annualized target bonus as of August 14, 2025, and the estimated cost of a supplemental payment for continued medical, dental and vision coverage (which will be provided on a tax grossed-up basis pursuant to the terms of the Purchase Agreement).

Name of Executive Officer	Salary Severance ($)	Bonus Severance ($)	Other Benefits* ($)
Stephen Hurly	943,838	471,919	189,569
Fred Powell	464,111	185,644	79,827
Charles Morris	523,676	209,470	57,494

*Represents supplemental reimbursements related to continued health coverage, provided on a tax grossed-up basis.

If any of the amounts provided for under these employment agreements or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The employment agreements do not require LAVA to provide any tax gross-up payments. The payments and benefits set forth above represent the full amount of such payments and benefits.

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The foregoing summary and description of the material terms of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the employment agreements, which are filed as Exhibits (e)(9) through (e)(11) hereto and are incorporated herein by reference.

Future Arrangements

As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of LAVA and Buyer.

Section 16 Matters

The Company and the LAVA Board have, to the extent necessary and in accordance with the Purchase Agreement, taken appropriate actions to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Purchase Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Buyer has agreed to cause New TopCo to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of LAVA for acts or omissions occurring at or prior to the Merger Effective Time, as such indemnification provisions are provided for in the articles of association of LAVA, or indemnification agreements in effect as of the date of the Purchase Agreement and previously made available to Buyer, for a period of six (6) years.

Prior to the Closing, LAVA shall obtain and fully pay the premium for, and Buyer shall maintain, and shall cause LAVA to maintain, in full force and effect (with the obligations thereunder to be honored) during the six (6) year period beginning on the Closing Date, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Closing) from LAVA’s current insurance carrier or an insurance carrier with the same or better credit rating as LAVA’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less advantageous than LAVA and its subsidiaries’ existing directors’ and officers’ liability policy or policies maintained by LAVA or any of its subsidiaries for the benefit of the indemnified persons with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Closing.

In the event Buyer or New TopCo or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Buyer shall ensure that the successors and assigns of Buyer or New TopCo, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the LAVA Board

On August 3, 2025, the LAVA Board held a meeting at which it unanimously, among other things, resolved to adopt the following resolutions:

(i)	to determine, on the terms and subject to the conditions set forth in the Purchase Agreement, that the Purchase Agreement and the Transactions are in the best interest of LAVA and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders;

(ii)	to duly authorize and approve the terms and conditions of the Purchase Agreement and the Transactions and the execution, delivery and performance of LAVA’s obligations under the Purchase Agreement;

(iii)	on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other Transactions, to recommend acceptance of the Offer by the shareholders of LAVA and to recommend that LAVA’s shareholders vote in favor of approval and adoption of each of the voting items that will be put on the agenda of the EGM in accordance with the terms of the Purchase Agreement (the “EGM Resolutions”); and

(iv)	to propose the EGM Resolutions to the EGM or any Subsequent EGM, including by making a binding nomination for the appointment of the Buyer Directors.

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Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the LAVA Board,” the LAVA Board recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A joint press release, dated August 4, 2025, issued by XOMA and LAVA announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Background of the Offer

The following background summarizes the key meetings and events that led to the signing of the Purchase Agreement. This background does not purport to catalog every conversation of or among the Special Committee, the LAVA Board, their representatives, XOMA’s representatives and/ or other parties.

LAVA is a clinical-stage immune-oncology company that was previously focused on its proprietary Gammabody® platform of bispecific gamma delta T cell engagers to transform the treatment of cancer. Using its Gammabody platform, LAVA developed a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma delta T cells to orchestrate a robust, natural anti-tumor immune response and improve outcomes for cancer patients.

On October 1, 2024, the LAVA Board held a regularly scheduled meeting with LAVA management in attendance. At this meeting, among other things, the LAVA Board discussed the LAVA-1207 and LAVA-1266 clinical development programs and next steps, and received an update on LAVA’s financial position and cash runway. The LAVA Board discussed the evolving understanding of the Gammabody platform and the expected data readouts over the coming months. The LAVA Board decided to wait until the December 2024 regularly scheduled board meeting to make a decision with respect to any potential changes in the clinical development programs, once LAVA had additional data to inform the decision. In the meantime, LAVA management would continue its business development efforts to identify new assets to potentially acquire to diversify its product portfolio. LAVA management updated the LAVA Board on its business development efforts to date and observed trends. LAVA management recommended reaching out to certain types of companies, universities and nonprofit research centers to identify certain oncology assets that were IND-ready through late Phase 1 stage, with a clear development pathway and near-term milestones. For each asset, LAVA management would consider factors such as preclinical and clinical data, market landscape, intellectual property protection, cost of next clinical development steps, commercial potential and regulatory pathway. These opportunities could include in-license, merger or reverse merger; LAVA management recommended prioritizing in-licenses which would give LAVA greater control over development of the asset. The LAVA Board was supportive of these proposals and moving forward with business development efforts to identify suitable assets.

On October 25, 2024, the Company executed an agreement with a business development advisor in China (“Advisor”) to identify in-license opportunities in China. On October 29, 2024, LAVA entered into a confidentiality agreement with Party K after being introduced by Advisor.

From November 20-25, 2024, the Company’s management team, facilitated by Advisor, met with 48 companies for introduction meetings in China, to review pipelines and programs. On November 23, 2024, the Company’s management team met with Party K.

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On December 3, 2024, the LAVA Board held a meeting with LAVA management and representatives of Cooley, the Company’s outside U.S. counsel (“Cooley”) and NautaDutilh N.V, the Company’s Dutch counsel (“NautaDutilh”), in attendance. The LAVA Board discussed the clinical data and timelines related to LAVA-1207 and LAVA-1266, the Company’s financial position, various corporate governance matters, a partnership update and potential licensing opportunities. LAVA management presented an update on the LAVA-1207 clinical program. As the LAVA-1207 clinical trial did not reach LAVA’s predetermined success criteria, the LAVA Board resolved to discontinue the LAVA-1207 program and reprioritize LAVA’s pipeline to focus on LAVA-1266. The LAVA Board also discussed various potential strategic transactions that might be available to the Company in light of the Company’s cash position and market capitalization, as well as the discontinuation of the LAVA-1207 program, including but not limited to in-licensing of new assets (accompanied by a private placement or public offering of securities), merger with another company (either with LAVA surviving or not surviving the merger), take-private transaction and liquidation. The Board discussed the potential advantages and challenges of each of these opportunities, as well as relevant U.S. and Dutch legal considerations. The Board reviewed considerations of each opportunity including how each opportunity aligned with LAVA’s strategic orientation, regulatory implications, impact on stakeholders and market reaction. Representatives of Cooley and NautaDutilh reviewed with the LAVA Board its fiduciary duties under Dutch law, as well as relevant disclosure obligations under U.S. securities laws. As directed by the LAVA Board, LAVA management also provided an update on its discussion with financial advisors to evaluate strategic alternatives. The Board noted that on October 25, 2024, LAVA entered into a Business Advisory and Consultant Services Agreement with Advisor (the “Advisory Agreement”) pursuant to which Advisor was assisting LAVA with identifying and evaluating opportunities relating to financing and in-licensing of assets in China. LAVA management discussed two potential opportunities with Party K and Party N. Following this discussion, the LAVA Board decided to continue to pursue potential licensing opportunities while also exploring potential strategic transactions (including a potential sale of the Company) and agreed that the Company should engage a financial advisor to advise the Company in sourcing and evaluating such potential strategic transactions. The LAVA Board discussed best practices and processes around evaluating these opportunities, including the formation of an independent committee to help monitor and steer the strategic alternatives process, ensure a thorough evaluation of risks and benefits of each opportunity to all stakeholders (including but not limited to LAVA’s shareholders) and provide recommendations to the LAVA Board as strategic alternatives are considered. Dr. Dhingra proposed, and the Board agreed, to form a special advisory subcommittee of disinterested and independent directors (the “Special Committee”), consisting of Ms. Wilson, Ms. Oliger and Dr. Dhingra, to meet on a regular basis with LAVA management and LAVA’s advisors to facilitate review, provide guidance and help manage the strategic transaction process, and that would make recommendations to the LAVA Board regarding any such transaction.

On December 9, 2024, the LAVA Board passed a unanimous written consent approving the engagement of Leerink Partners LLC (“Leerink Partners”) as financial advisor in relation to the potential strategic transactions. Also on December 9, 2024, LAVA management held a meeting with Leerink Partners to review the proposed strategic transaction timeline and discuss workstreams and responsibilities in relation thereto.

On December 10, 2024, LAVA entered into an engagement letter with Leerink Partners to act as LAVA’s financial advisor in connection with the evaluation of potential strategic transactions, including a product in-license, potential sale, merger, or other business transaction. The LAVA Board selected Leerink Partners to be its financial advisor based upon, among other factors, Leerink Partners’ reputation, its experience advising companies in connection with strategic review processes similar to the one the LAVA Board was considering, and its familiarity with the industry in which LAVA operates.

Also on December 10, 2024, LAVA issued a press release announcing the discontinuation of development for LAVA-1207, one of LAVA’s lead product candidates, and the reprioritization of its pipeline to focus on LAVA-1266 and the continued support of its partnered programs with Pfizer and Johnson & Johnson.

On December 11, 2024, members of LAVA’s management team met with the management of Party C, a party that had been introduced to LAVA previously, for an introductory call.

On December 17, 2024, members of LAVA’s management team met with Leerink Partners to discuss progress in identifying potential in-licensing targets. On the same day, LAVA entered into a confidentiality agreement with Party C.

On December 19, 2024, LAVA management and Leerink Partners held a meeting to review the current landscape of potential interested parties for a transaction or in-licensing opportunities.

On December 27, 2024, LAVA management and Party K discussed non-binding term concepts via e-mail. No formal proposals were provided to the Company in connection with these discussions.

On January 3, 2025, virtual data room access was granted to LAVA by Party K.

On January 6, 2025, the Board’s Special Committee held a meeting with members of management to discuss the strategic transaction process with Leerink Partners, the Company’s preparation for the strategic transaction process (especially with regard to due diligence) and the potential in-licensing opportunities.

On January 7, 2025, members of LAVA’s management team and Leerink Partners reviewed and finalized a list of various private and public companies in the biotechnology and pharmaceutical industries to receive potential outreach.

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On January 11, 2025, LAVA and Party C conducted a joint management meeting to discuss the potential for a strategic merger or a clinical asset in-license arrangement.

Between January 21, 2025 and June 2025, at the direction of the LAVA Board, Leerink Partners conducted multiple waves of outreach campaigns to various private and public companies in the biotechnology and pharmaceutical industries, to gauge such parties’ interest in a potential transaction with LAVA, including an acquisition of LAVA, a reverse merger with LAVA or a licensing transaction with LAVA. As a result of these campaigns, during this time, representatives of Leerink Partners and LAVA evaluated, reached out to (or received inbound requests from) a total of 99 potential interested parties to explore the possibility of strategic transactions with LAVA. Preliminary letters were sent to 67 parties, resulting in 44 preliminary, non-binding proposals (including 3 unsolicited). During this period, the Board was focused on preserving the Company’s cash runway and therefore aimed at prioritizing bidders who were able to complete a diligence and definitive transaction process in a timely manner (including considering whether bidders had audited financials). Of these 99 potential interested parties, LAVA entered into confidentiality agreements with 23 parties. In addition to these 23 parties, between October 2024 and May 2025, LAVA directly entered into 75 confidentiality agreements in relation to potential in-licensing opportunities with companies, of which only four were associated with the Leerink Partners outreach process. During this period, LAVA engaged in preliminary due diligence on these parties and their respective programs. Of the confidentiality agreements LAVA entered into, 14 contained “standstill” provisions with customary “don’t ask / don’t waive” and fallaway provisions.

On January 29, 2025, at the direction of LAVA management, Leerink Partners sent a process letter to Party C.

On January 30, 2025, LAVA management and Leerink Partners met to review the initial outreach progress and to decide how to prioritize proposals received to date. Leerink Partners updated LAVA management that, as of that date, Leerink Partners had initiated outreach to 62 potential counterparties, and had received non-binding proposals from 5 of those counterparties.

On February 6, 2025, LAVA received a non-binding proposal, dated February 5, 2025, from Party C regarding a potential merger of equals transaction between Party C and the Company.

On February 7, 2025, at the direction of LAVA management and with members of LAVA management in attendance, representatives from Leerink Partners held an introductory call with XOMA to discuss a potential strategic transaction and to review the current status of LAVA’s clinical programs. During this call, Leerink Partners described LAVA’s then-ongoing review of strategic alternatives, highlighted management’s focus on maximizing shareholder value, while participating in the sustained success of LAVA's business, through a timely transaction, and invited XOMA to submit an initial expression of interest.

On February 10, 2025, Leerink Partners received a non-binding indication of interest from XOMA for a potential strategic transaction. This non-binding indication of interest included an illustrative framework for a potential transaction with and acquisition of LAVA, including references to recent similar deals completed by XOMA, but did not include specific valuations or a proposed structure for a deal with LAVA.

On February 13, 2025, LAVA management and Leerink Partners met to review the initial non-binding indications of interest received and to decide how to prioritize such proposals. Leerink Partners updated LAVA management that, as of that date, Leerink Partners had initiated outreach to 70 potential counterparties and had received 26 indications of interest following such outreach. Following review of the terms of the 26 indications of interest received as of such time, and taking into account additional considerations regarding the market environment for biotechnology financings at that time, LAVA management directed Leerink Partners to invite 7 counterparties to give management presentations.

Between February 17-21, 2025, LAVA held management presentations with 5 of the 7 counterparties which were invited to give presentations and held conversations with relevant key opinion leaders and consultants to conduct preliminary diligence on such potential counterparties. After conducting diligence, each of the 5 counterparties, including Party A, were ultimately deprioritized due to diligence findings, including financial constraints, safety concerns and pricing risk.

On February 21, 2025, at the direction of LAVA management, Leerink Partners provided XOMA with initial feedback from LAVA on XOMA’s February 10, 2025 proposal, emphasizing the importance of an expedited diligence process, a limited exclusivity period, and a clearly articulated mechanism for allocating closing-date net cash between the parties.

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On February 24, 2025, the LAVA Board held a meeting, with LAVA management and representatives from Leerink Partners in attendance. Leerink Partners provided an update on the ongoing strategic process, including a detailed review of the potential counterparties being considered and the status of discussions and negotiations. The Board directed LAVA’s management with respect to the potential opportunities and making the strategic alternatives process public to allow for more potential counterparties.

On February 25, 2025, LAVA issued a press release announcing its evaluation of strategic options focused on maximizing shareholder value, while participating in the sustained success of LAVA's business, including potential strategic transactions such as in-licensing of assets, a sale, licensing agreement, merger or acquisition.

On February 25, 2025, LAVA sent its first in-licensing offer to Party K with a cash and milestone construct for clinical stage oncology assets. LAVA and Party K exchanged drafts of non-binding proposals until signing a final non-binding term sheet on March 9, 2025, including an upfront fee of $25 million in cash, equity consideration equal to 15% of LAVA’s fully diluted capitalization with customary terms and lock up requirements, as well as various milestone and royalty payments.

On February 27 and 28, 2025, LAVA held management presentations with the remaining 2 of the initial 7 counterparties. One counterparty later withdrew its bid due to exclusivity concerns with another party. The other counterparty, Party B, was ultimately deprioritized due to the Company’s business concerns related to the commercial viability of Party B’s assets due to a lack of compelling clinical data following review by an expert in the field.

On March 4, 2025, members of XOMA management reached out to Leerink Partners to gauge progress on the potential transaction with LAVA. Leerink Partners informed XOMA that LAVA and Leerink Partners were screening a large universe of counterparties. At the direction of LAVA management, Leerink Partners also informed XOMA that LAVA viewed XOMA’s cash-and-CVR concept as highly aligned with the key objectives of LAVA’s Special Committee, and that the Special Committee was prepared to engage more substantively with XOMA upon receipt of a formal indication of interest.

On March 10, 2025, members of LAVA management initiated discussions with an additional counterparty, Party D.

On March 25, 2025, LAVA management and Leerink Partners received a non-binding proposal from an additional counterparty. After reviewing the terms, LAVA management decided not to consider this proposal further due to valuation misalignment.

On March 27, 2025 the LAVA Board held a regularly scheduled meeting, attended by members of management, and representatives of Leerink Partners, at which the Board discussed, together with management, the Company’s ongoing strategic review process and potential strategic alternatives. Together with management, the LAVA Board reviewed the Company’s standalone plan, including the Company’s clinical development plan for LAVA-1266, the expected timeline to receive additional clinical data from the Company’s ongoing clinical trials, the Company’s cash position, projected cash runway and other related considerations. Leerink Partners provided a process overview update, including the 28 indications of interest that the Company had received, 5 of which the Company was actively considering. The LAVA Board discussed potential advantages and challenges associated with transactions with each of the 5 potential parties. The LAVA Board, with input from Leerink Partners, discussed the challenges associated with in-licensing assets from China. Following the discussion, the LAVA Board directed Leerink Partners to expand outreach to additional counterparties, including European companies that are interested in a U.S. listing. At the further direction of the LAVA Board, management and Leerink Partners discontinued discussions with the 2 remaining active counterparties at this time, Party A and Party B, while continuing to conduct diligence on Party D and Party I. Another non-U.S. company was identified by Leerink Partners, Party L; the LAVA Board authorized LAVA’s management to move forward with initial discussions with Party L. The LAVA Board stressed the importance of management assessing the funding required for each of these opportunities to develop the new product candidates, and whether such funding would be available given the current financial markets. The LAVA Board then met in a second executive session with a representative from Cooley present, during which the LAVA Board discussed the factors they would need to consider in comparing the different potential transactions, including expected shareholder value creation, probability of success, transaction timing, operational fit, regulatory considerations, and access to capital.

On March 31, 2025, members of LAVA management did an onsite visit with Party C at Party C’s headquarters to discuss strategic opportunities with Party C, including discussions of a potential merger with LAVA. Subsequent to the onsite visit, LAVA reviewed the clinical data to date, clinical developments, foundation data on the technology platform, and the financial model. Based on the financial model review, LAVA determined that a potential merger would likely have a negative cash impact due to the significant liabilities of Party C and, as a result, initiated discussions with Party C to instead enter into a potential license transaction. LAVA discussed next steps to pursue a license deal, including conducting final diligence, drafting a potential license term sheet, and creating a financial model to understand cash runway.

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Between March 31, 2025 and April 25, 2025, LAVA conducted meetings with potential investors to fundraise around the in-licensing of the clinical stage oncology asset from Party K. LAVA encountered a lack of ability to fundraise despite such meetings, largely due to market conditions and investors being unwilling to provide funding for LAVA’s development of this asset.

On April 3, 2025, members of LAVA management informed Leerink Partners of their decision to deprioritize strategic discussions regarding a potential merger with Party C due to concerns about the net cash available to the combined company after merger costs (including payment of all liabilities) but expressed continued interest in one of its clinical programs and pivoted to pursue an in-license of a clinical stage asset.

On April 7, 2025, at a Special Committee meeting with advisors present, Leerink Partners presented a list of additional counterparties, including 11 non-U.S. companies that might have interest in a U.S. listing, to the Special Committee. Leerink Partners gave an update on market sentiment in the biotech industry and the current challenges with conducting a financing, including as it related to raising capital in connection with a strategic transaction. The LAVA Board approved sending a proposal for the in-license of one of Party C’s clinical programs.

On April 8, 2025, at the request of members of LAVA management, Leerink Partners engaged in discussions with an additional counterparty, Party E, which expressed interest in a reverse merger with LAVA. At the direction of LAVA management, Leerink Partners sent a process letter to Party E to enable them to submit a proposal. Additionally, on April 8, 2025, LAVA sent the non-binding term sheet proposal to Party C for an in-license of one of its clinical programs.

On April 9, 2025, at the request of members of LAVA management, Leerink Partners initiated additional outreach to additional parties, including Party D and Party F. Members of LAVA management met with Party D to discuss possible merger and clinical programs. Pursuant to this discussion, LAVA and Party D reviewed finances and discussed additional fundraising scenarios.

On April 10 and 11, 2025, members of LAVA management and Leerink Partners received a proposal from Party E for a reverse merger of Party E into LAVA, through which LAVA would remain a public company and would refocus on Party E’s portfolio. This proposal assumed attributed values of (i) a valuation for Party E of $225 million and (ii) an aggregate post-transaction valuation of $330 million, and included a potential concurrent private investment in public equity (“PIPE”) financing. Members of LAVA management also met with Party A to discuss updates regarding their cash runway and clinical programs since their prior meeting and discontinuation of discussions.

On April 16, 2025, members of LAVA management held a call with Party D. At the direction of LAVA management, Leerink Partners sent a process letter to Party D.

On April 18, 2025, Party F submitted a non-binding proposal to Leerink Partners.

On April 20, 2025, LAVA received a counterproposal for a potential in-licensing arrangement from Party C. Versus the terms included in LAVA's original non-binding term sheet, the counterproposal included a significant increase in the upfront cash amount and milestones.

On April 21, 2025, the Special Committee held a meeting, with members of LAVA management and Leerink Partners in attendance. At this meeting, the Special Committee updated Leerink Partners of their ongoing discussions with Party C concerning a potential in-licensing arrangement. Members of LAVA management also informed Leerink Partners of Party D’s intention to engage investors on the proposed strategic opportunity on a blinded basis for pre-marketing of a potential financing in connection with a potential transaction.

Also on April 21, 2025, at the direction of the Special Committee, representatives of Leerink Partners held a call with members of XOMA’s management to explore a potential stock-for-stock transaction with LAVA. The potential stock-for-stock transaction was ultimately not desired by LAVA because of challenges in valuing underlying assets, uncertainty regarding future milestone payments, potential tax issues and liquidity concerns for LAVA shareholders.

On April 22, Party L gave a management presentation to LAVA management.

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Also on April 22, Party M gave a management presentation to LAVA management and legal advisors.

On April 24, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley and Leerink Partners in attendance. Leerink Partners provided an update on the ongoing strategic process, including a detailed review of the prospective parties being considered and the current status of discussions and negotiations. With respect to a potential in-license transaction with Party M, Mr. Noble recused himself from the discussion, which included a review of Party M’s clinical data and pipeline portfolio, due to a potential conflict of interest. The LAVA Board directed LAVA’s senior management as follows: (1) with respect to Party C, management should complete diligence and continue term sheet negotiations for an in-licensing deal under certain financial parameters; (2) with respect to Party D, management should gauge investor interest in the product candidate and consider opportunities for developing the candidate; (3) with respect to Party L, management would pursue a term sheet; (4) with respect to Party F, management would continue to assess this opportunity; and (5) management should now pause with sourcing new assets and focus resources on evaluation of the opportunities presented. The LAVA Board discussed potential challenges of a merger transaction with Party C, including challenges of raising capital. The LAVA Board also expressed the need for commercial and financial modeling of any potential transactions in order to ensure that the LAVA Board would recommend a transaction that is in the best interest of LAVA and the sustainable success of its business, considering the trade-off between pursuing potentially higher-value but less certain transactions and securing a transaction with greater deal certainty within the Company’s available financial runway.

On April 25, 2025, LAVA rejected the April 20th counterproposal from Party C due to the Company’s cash constraints and a misalignment on acceptable upfront payment terms. Despite being a potential strategic fit, the proposed structure carried significant near-term liquidity risk that the LAVA Board deemed unacceptable in light of market conditions.

Between April 23-30, 2025, LAVA held management presentations with Party D, Party E and Party F.

On May 2, 2025, members of LAVA management had a follow up meeting with Party M to discuss Party M’s technology.

On May 5, 2025, the Special Committee held a meeting, attended by members of management, in which the ongoing strategic transaction progress was discussed and recent management presentations were reviewed. The Special Committee discussed the potential of a liquidation scenario and provided an initial liquidation analysis, noting that management believed there were other opportunities with greater potential for return to shareholders than liquidation. The Special Committee also discussed other transaction alternatives, including a potential transaction with Party D and related next steps, and compared possible cash balance outcomes in connection with a potential liquidation compared to a merger transaction. The Special Committee recommended that Leerink Partners and LAVA management remain focused on a potential merger/capital raise transaction with Party D and prioritize well-funded backup options, including Party E, assuming Party E confirms funding support for a PIPE. Party D was later deprioritized due to insufficient interest from investors.

On May 6, 2025, after determining to pivot to other strategic alternative options, LAVA sent a termination notice to Advisor. This decision was driven by the challenges LAVA faced in trying to raise capital for China-sourced assets. On May 7, 2025, at the suggestion of the Special Committee, members of LAVA management and Leerink Partners initiated outreach to 4 financial parties identified as having potential interest in exploring a strategic transaction with LAVA, including reconnecting with XOMA.

On May 8, 2025, a representative of LAVA management met in person with a representative of Party L, and at such meeting Party L informed the LAVA representative that Party L would not be able to pursue a strategic transaction with the Company.

On May 8, 2025, discussions between LAVA and Party K terminated due to the inability to fundraise around Party K’s primary asset.

On May 11, 2025, members of LAVA management updated the Special Committee on the status of the discussions with Party M regarding its technology.

On May 14, 2025, LAVA and Party F entered into a confidentiality agreement with customary terms, including a two-year “standstill” provision that would expire on May 14, 2027 and customary “don’t ask / don’t waive” and fallaway provisions. Members of LAVA management shared follow-up questions from the management presentation.

On May 19, 2025, members of LAVA management met with Leerink Partners, Cooley and NautaDutilh to discuss Dutch-domicile related considerations with regard to the potential sale of the Company to a financial party as well as potential dissolution. The discussion included consideration of the potential impact on the Company’s existing partnerships with Pfizer and Johnson & Johnson (and whether the potential value of these partnerships could be captured in a CVR), as well as timing and process for the different types of transactions. That same day, members of LAVA management met with the Special Committee and Leerink Partners to discuss the strategic review process and considerations related thereto. In that meeting, members of LAVA management expressed, among other things, a desire to discontinue discussions with Party E if Party E was unable to obtain adequate investor support to enable a financing that would support clinical milestones.

On May 21, 2025, LAVA received a non-binding proposal from Party G for a potential merger between LAVA and Party G.

On May 22, 2025, LAVA senior management and Leerink Partners together met with Party H to discuss a potential transaction structure. Party H ultimately did not submit a proposal.

17

On May 23, 2025, members of LAVA management met with Leerink Partners, Cooley and NautaDutilh to further discuss the legal considerations of a tender offer in connection with the potential sale of the Company to a financial party.

On May 28, 2025, Party F presented to LAVA management and the LAVA Board. After the presentation, the LAVA Board held a meeting with LAVA management, representatives of Cooley and Leerink Partners in attendance, to debrief Party F’s presentation. The LAVA Board also discussed the ongoing strategic review process, and Leerink Partners provided an overview of each potential transaction and relative risks related thereto, including, with respect to potential reverse-merger transactions, a discussion of each company’s pipeline, prospects and financial condition, whether additional financing would be needed in order to advance the programs and any factors that could enhance or undermine deal certainty. A proxy solicitor provided a presentation to the LAVA Board regarding the proxy solicitation process, particularly in light of the heightened requirements under Dutch law. Leerink Partners updated the LAVA Board that XOMA was interested in the economics from the Johnson & Johnson and Pfizer partnerships, and would potentially return cash to shareholders in exchange for participation in the future economics of the programs. The LAVA Board expressed their desire to push forward with diligence with XOMA and Party F given the stage of process, the need to preserve cash balances, and verbal proposals from two other financial acquirors that implied a need for cash retention much greater than the LAVA Board thought suitable for shareholders.

On May 30, 2025, Leerink Partners was informed by Party E’s potential lead investor that it would be unable to participate in a financing with a reverse merger. As a result, Party E was deprioritized in the process.

Also on May 30, 2025, virtual data room access was granted to Party F.

Additionally, on May 30, 2025, XOMA submitted a non-binding proposal to acquire 100% of the equity of LAVA for net cash at closing, minus XOMA’s external legal fees (capped at $500,000), plus a CVR for 70% of the economics of the Johnson & Johnson and Pfizer partnerships (the “May 30 Proposal”). The proposal assumed LAVA’s cash at closing of $36.5 million (net of all transaction expenses, wind-down expenses and legacy liabilities), representing a 99%/1% split in favor of LAVA shareholders, and provided that any post-closing, favorably resolved liabilities would be distributed to LAVA shareholders via the CVR (i.e., to the extent net cash at closing is greater than $36.5 million, 100% of the proceeds would go to LAVA stockholders). The initial proposal contemplated a 30-day exclusivity period, extendable by 10 days if the Parties remained in negotiations.

On June 1 and 2, 2025, diligence materials were exchanged between Party F and LAVA.

Also on June 2, 2025, LAVA and XOMA (US) LLC, a wholly-owned subsidiary of XOMA, entered into a confidentiality agreement with customary terms, including a two-year “standstill” provision that would expire on June 2, 2027 and customary “don’t ask / don’t waive” and fallaway provisions.

On June 2, 2025, the Special Committee held a meeting, with LAVA management and representatives of Cooley and Leerink Partners in attendance, to discuss the strategic transaction process. Leerink Partners representatives discussed potential interested parties for a reverse merger and any letters and terms sheets that had been received, including diligence processes conducted to date with certain potential merger counterparties. Representatives of Leerink Partners, with input from representatives of Cooley, presented potential timelines and processes for the potential transactions with XOMA, including a reverse merger or a tender offer. The Special Committee and members of LAVA management expressed their interest in moving forward with a transaction with XOMA based on certainty of closing, no financial risks and maximum capital return to LAVA shareholders, and instructed management and Leerink Partners with respect to a counterproposal that would, among other things, extend the CVR period. The Special Committee also instructed management to continue diligence with Party F. Also on June 2, 2025, virtual data room access was granted to certain representatives of XOMA.

Also on June 2, 2025, virtual data room access was granted to certain representatives of Party E.

On June 3, 2025, LAVA uploaded an initial net cash schedule to the virtual data room.

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On June 4, 2025, at the direction of the LAVA Board, Leerink Partners shared with XOMA a counterproposal to XOMA’s May 30 Proposal. Pursuant to this counterproposal, XOMA would acquire LAVA for net cash at closing, which was estimated at $36.5 million, minus external legal fees, which would be capped at $0.5 million, and to the extent net cash at closing was greater than $36.5 million, 100% of the proceeds would go to LAVA shareholders. Additionally, the counter-proposal contemplated a private, non-tradeable CVR entitling shareholders to (i) 75% of net proceeds related to Johnson & Johnson and Pfizer partnerships, (ii) 100% of any proceeds related to the sale or partnership of LAVA’s existing clinical and preclinical programs, including LAVA-1266, entered into prior to the closing, (iii) 75% of any proceeds related to the sale or partnership of LAVA’s existing clinical and preclinical programs, including LAVA-1266, entered into subsequent to closing. Any favorably resolved post-merger liabilities would be distributed to LAVA shareholders via the CVR and there would be no exclusivity period.

Also on June 4, 2025, members of XOMA management and members of LAVA management held an introductory call during which LAVA’s management provided an overview of LAVA’s operations and the preparation of the net cash schedule. Later that day, members of LAVA management held an introductory call with XOMA and Leerink Partners to discuss a potential business combination. They discussed cost containment considerations, LAVA’s partnerships with Johnson & Johnson and Pfizer, clinical trial wind-down, general diligence matters and the preparation of the net cash schedule. On the same day, Party F submitted a revised non-binding transaction proposal to LAVA.

On June 6, 2025, members of LAVA management held management presentations with Party G.

On June 9, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley and Leerink Partners in attendance. Leerink Partners provided an update on the ongoing strategic review process, including a detailed overview of each potential transaction, the potential impact on all stakeholders and the likelihood of closing a transaction. Management also discussed with the LAVA Board the current and planned capital preservation efforts. During the meeting, the LAVA Board directed LAVA senior management to move forward with diligence and planning/coordination with XOMA. Leerink Partners discussed Party F’s revised proposal with the LAVA Board and LAVA management. At the direction of the LAVA Board, Leerink Partners proposed a counter-offer to Party F, which Leerink Partners communicated verbally.

On June 10, 2025, members of XOMA management met with representatives of Leerink to discuss the potential acquisition of LAVA by XOMA pursuant to the May 30 Proposal, including deal timelines, anticipated cash needs through closing and diligence requests.

On June 11, 2025, members of LAVA management conducted a call with members of XOMA management and representatives of Leerink Partners to discuss due-diligence matters such as the wind-down of its operations and programs, including associated liabilities and operating leases. Between June 11 and June 19, 2025, the parties exchanged numerous diligence inquiries through the virtual data room and email.

Also on June 11, 2025, Party M submitted a preliminary non-binding proposal to merge with LAVA, but that proposal did not contain details on proposed pro forma ownership for the transaction or leaderships plans for the pro forma company. Party M also proposed the need for a $50.0 million PIPE financing, but had no line of sight on potential investors, milestones and budget.

On June 12, 2025, Party F and LAVA held an initial diligence call to discuss timing, milestones, and budget.

On June 15, 2025, LAVA received a revised proposal from Party F for a potential reverse merger with a non-U.S. company listed on a non-U.S. stock exchange.

On June 16, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance. LAVA senior management and representatives from Cooley provided a status update on discussions with the management and legal counsel of XOMA regarding a potential strategic transaction. Representatives of Leerink Partners provided an update on the ongoing strategic review process, with a focus on the opportunities with XOMA and Party F. The LAVA Board discussed at length the potential transactions with XOMA and Party F, including the potential value to shareholders of a reverse merger in which LAVA’s shareholders could receive equity in a combined company with a clinical pipeline, stakeholder interests, the likelihood of closing the transaction, timing and costs to complete the transaction and the costs and benefits of the transaction compared to other potential alternative transactions. The LAVA Board discussed how each of these transactions may be received by shareholders and reviewed the LAVA Board’s fiduciary duties in this context. The LAVA Board discussed the risks of each transaction and, in particular, the Company’s cash burn during the time it would take to complete each transaction. The LAVA Board also discussed substance and timing of potential announcements related to the LAVA-1266 program in light of the strategic alternatives discussed above. The LAVA Board then instructed management to continue to evaluate and pursue these opportunities and gave instruction to Leerink Partners on the terms to be proposed to XOMA, while Party F was deprioritized due to deal uncertainty and valuation. The LAVA Board also asked Cooley and Leerink Partners to present at the next meeting on the potential advantages and disadvantages of each transaction, including the risks, probability of success, cash flow implications and shareholder value.

19

On June 19, 2025, the Special Committee held a meeting, with LAVA management and representatives of Cooley in attendance. Management provided a status update on ongoing discussions with the Chief Executive Officer of XOMA regarding the potential strategic transaction. Representatives from Cooley updated the Special Committee on ongoing discussions with XOMA’s legal counsel. The Special Committee discussed at length the potential benefits and drawbacks of each transaction with XOMA and Party F, including the potential value to shareholders of a reverse merger in which LAVA’s shareholders could receive equity in a combined company with a clinical pipeline, the likelihood of closing the transaction, the timing and costs to complete the transaction and the costs and benefits of the transaction compared to alternatives. The Special Committee gave LAVA management and Leerink Partners instructions with respect to prioritization of the potential transactions and communications with each potential counterparty.

Also on June 19, 2025, members of XOMA management, members of LAVA management and representatives from Leerink Partners conducted a follow-up call regarding strategic partnership opportunities with Johnson & Johnson and Pfizer.

On June 23, 2025, the Special Committee held a meeting, with LAVA management and representatives of Cooley and Leerink Partners in attendance. Representatives of Leerink Partners provided an update on the ongoing strategic review process and presented a detailed process considerations timeline for potential transactions with XOMA and Party F, including a comparison of key considerations for each transaction prepared by Leerink Partners in consultation with Cooley and NautaDutilh. The Special Committee then gave LAVA instructions to prioritize the potential XOMA transaction due to its potential benefits to stakeholders, timing and deal certainty as compared to a transaction with Party F. The Special Committee and LAVA management discussed structural considerations regarding a potential transaction with Party F, including the continued cash burn of the Company during a reverse merger process, which could potentially result in lower return to shareholders.

On June 23, 2025, representatives of Gibson, Dunn & Crutcher LLP, U.S. (“Gibson Dunn”), counsel to XOMA, met with representatives of Cooley and Dutch counsel for both sides for a detailed meeting to align on tender-offer mechanics, coordinate regulatory timelines, and discuss integration of net cash calculations into the definitive documentation, among other things.

Also on June 23, 2025, virtual data room access was granted Party G. Party G was ultimately deprioritized due to LAVA's hesitancy regarding Party G's clinical approach and the limited level of financing that they were committed to raise in connection with a potential transaction.

On June 24, 2025, LAVA delivered to XOMA an initial net cash schedule.

Also on June 24, 2025, after consultation with Leerink Partners and scientific advisors, LAVA dismissed Party M's proposal submitted to LAVA on June 11, 2025 in light of significant hurdles posed by the proposed merger structure, potential financing needs and lack of clarity related thereto.

On June 26, 2025, members of LAVA management and members of XOMA management held a call to review clinical-trial results and potential post-closing partnership opportunities.

On July 1, 2025, representatives of Cooley sent Gibson Dunn an initial draft of the Purchase Agreement which contemplated, among other things, a tender offer governed by U.S. law and a merger structure pursuant to applicable Dutch law, a CVR to receive potential payments in accordance with the CVR Agreement, a minimum net cash closing condition and Support Agreements to be signed by LAVA’s directors and executive officers. The draft reflected a base price per share of $1.16 per Share, plus up to an additional price per share of up to $0.08 per Share, plus one non-tradeable CVR for each Share, and provided that the minimum net-cash closing condition would be $31.5 million.

On July 3, 2025, a call was held among Party F, LAVA, and each party’s respective legal counsel, including Party F’s European counsel, to discuss a potential transaction structure and European legal considerations of such potential transaction.

On July 7, 2025, the Special Committee held a meeting, with representatives from Leerink Partners, Cooley and NautaDutilh in attendance, in which progress with the two remaining parties, XOMA and Party F, was discussed. Representatives from Cooley and NautaDutilh updated the Special Committee on details of the July 3, 2025 call that was held with Party F and reviewed the additional considerations around pursuing a reverse merger with a European Union-based company. Members of LAVA management provided the Special Committee with an update on potential tax issues that could arise in the case of a transaction with Party F. Members of LAVA management presented their progress on the out-licensing conversations for their earlier-stage assets. Following discussion regarding the relative merits of the proposals received, the committee discussed the potential benefits of pursuing a transaction with a financial buyer given the drawbacks and uncertainty with the reverse merger.

On July 8, 2025, members of LAVA management met with Leerink Partners to briefly discuss progress on LAVA’s out-licensing efforts related to their early-stage programs and the extent to which such dispositions could impact LAVA’s cash balance.

On July 9, 2025, representatives of Gibson Dunn sent Cooley a revised draft of the Purchase Agreement that, among other things, (i) deleted the preliminary reference to a fixed per-Share cash price (leaving the consideration blank pending further negotiations), (ii) adjusted certain matters related to the tender-offer mechanics and associated timing, (iii) limited carve outs to company material adverse effects, in particular as it related to any items disclosed to XOMA or specifically placed LAVA in the hematologic cancer company space, (iv) broadened carve-outs that may limit LAVA’s Board decision to change its recommendation to shareholders regarding the deal in certain circumstances when so required by fiduciary duties, (v) widened non-solicitation restrictions, including as it relates to third-party consideration of an alternative proposal, (vi) decreased the tender offer extension windows, (vii) limited employee protections, and (viii) proposed LAVA cover all transfer taxes.

On July 10, 2025, representatives of Gibson Dunn sent Cooley incremental updates to its drafts of the Purchase Agreement and CVR Agreement, which were disregarded due to a misalignment of terms. On July 10, 2025, virtual data room access was granted to certain representatives of Gibson Dunn and Loyens & Loeff NV, Dutch counsel to XOMA (“Loyens”).

Also on July 10, 2025, representatives of XOMA and LAVA held a teleconference to discuss the potential out-licensing of LAVA’s pre-clinical assets and the manner in which any such transactions would be treated under the contemplated CVR Agreement.

On July 15, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance, to discuss progress on the Purchase Agreement and CVR Agreement. Representatives of Cooley and NautaDutilh provided an update on timing and negotiations around progress on key transaction documents, including open points related to the CVR and Purchase Agreement. LAVA management reiterated that they believed a transaction with XOMA would be in the best interest of the Company, and the sustainable success of its business, considering the interests of its shareholders, employees and other relevant stakeholders, as it included, among other things, return of capital to the Company’s shareholders, stakeholder interests and deal certainty. Following discussion, the LAVA Board instructed members of LAVA management, Leerink Partners and legal counsels to continue to advance negotiations with XOMA. The LAVA management also provided an update with regards to third parties interested in licensing certain of LAVA’s assets and intellectual property and engaged in a discussion of the terms of the current non-binding term sheets that have been presented to the LAVA. During the meeting, the possibility of dissolution was also raised, and LAVA and Leerink Partners met after the LAVA Board meeting to discuss potential dissolution scenarios.

On July 17, 2025, representatives of Gibson Dunn sent Cooley an initial CVR Agreement that, among other things, granted rights to receive (i) 100% of net proceeds from any license or disposition of LAVA programs effected prior to closing, (ii) 75% of net proceeds from any license or disposition effected within one year after closing, (iii) 75% of net proceeds received under the existing Pfizer and Johnson & Johnson collaboration agreements, and (iv) 100% of any excess net cash realized within 90 days after closing. The CVR Agreement also provided for: (i) a one year term (from the first anniversary of the closing of the transaction); (ii) a one year disposition period for the sale or partnership of LAVA’s existing clinical and preclinical programs (including LAVA-1266); (iii) a five year period for the distribution of partnership proceeds; (iv) a payment for excess Closing Net Cash, to be handled via the CVR post-closing, rather than as a cash amount payable pursuant to the Purchase Agreement on closing of the transaction, such that any payable excess Closing Net Cash would be distributed to CVR holders within 105 days post-closing and subject to any deductions made by XOMA within 90 days of closing; and (v) the deduction of the sum of LAVA’s short term and long term contractual obligations and liabilities from Closing Net Cash. Also on July 17, 2025, Loyens circulated an initial draft of the Support Agreement. The Support Agreement provided that LAVA’s directors and officers would enter into the agreements and included (i) standard support terms to tender and vote in favor of the proposed transaction, (ii) no-solicitation or disposition limitations, (iii) an explicit reference to no limitations on any director or officer fiduciary duties. The draft Support Agreement also contemplated an option for the benefit of XOMA to purchase the “covered securities” upon termination of support agreement pursuant to a termination of the Purchase Agreement. A revised Purchase Agreement was also circulated, which stripped employee protection provisions from the agreement.

Also on July 17, 2025, virtual data room access was granted to certain representatives of Endymion Audit & Assurance B.V., Dutch auditors to LAVA.

On July 21, 2025, the Special Committee held a meeting with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance, to discuss LAVA’s ongoing process and proposed transaction with XOMA. LAVA management presented and discussed its current draft dissolution analysis with the Special Committee. Representatives of Cooley gave a detailed overview of current discussions and progress, including details on legal documentation and overall timing and process, with input from a Dutch perspective from representatives of NautaDutilh. The Special Committee instructed management and its advisors to continue negotiations with XOMA.

On July 22, 2025, members of LAVA senior management, certain representatives of Cooley, Leerink Partners, XOMA, Gibson Dunn and Loyens conducted a call to discuss the potential transaction between LAVA and XOMA and to align on next steps, including refinements to the Initial Net Cash Schedule and remaining liabilities associated with LAVA’s wind-down activities.

Also on July 22, 2025, LAVA uploaded an updated net cash schedule to the virtual data room.

On July 23, 2025, representatives of Leerink Partners, Gibson Dunn, Cooley, NautaDutilh and Loyens met to discuss the status of transaction documents and related workstreams. The parties discussed structural overview and alignment of the transaction, the terms of the CVR, the mechanism for dealing with excess Closing Net Cash, key financial definitions, the offer period and subsequent offer period, tender and support agreements, and next steps and timing towards signing.

On July 25, 2025, representatives of Cooley sent Gibson Dunn revised drafts of the Purchase Agreement, CVR Agreement and Support Agreements. The Purchase Agreement, among other things, (i) reinserted a base price per share of $1.16 per Share, subject to a potential additional price per share of up to $0.08 per Share, and (ii) clarified that closing would be conditioned on LAVA having at least $31.5 million of net cash, calculated pursuant to a mutually agreed schedule. The revised CVR Agreement, among other things, (i) specified that any Additional Closing Net Cash Proceeds (as defined therein) would be paid out within 45 days of Closing, (ii) clarified the scope of assets subject to proceed-generating dispositions, (iii) clarifying scope of XOMA’s obligation to use commercially reasonable efforts to secure dispositions and maintain and enforce agreements related thereto, (iv) extended expiration date to 10 years, and (v) clarified administrative matters regarding fees, information rights and exceptions to non-transferability of CVRs. The revised Support Agreement, among other things, (i) provided that the agreement would terminate upon adverse changes to the terms of the CVR and also the date of any Adverse Recommendation Change (as defined in the Purchase Agreement) and (ii) was adjusted to align with the Dutch merger process and shareholder vote.

Between July 25, 2025 and August 3, 2025, members of LAVA management and XOMA, with the assistance of their respective legal and financial advisors, worked towards alignment on the final terms of the Purchase Agreement, CVR Agreement and Support Agreements.

On July 26, 2025, representatives from Cooley sent a revised draft of the purchase agreement that, among other things, (i) reinserted a base price per share of $1.16 per Share, subject to a potential additional price per share of up to $0.08 per Share, and (ii) clarified that closing would be conditioned on LAVA having at least $31.5 million of net cash, calculated pursuant to a mutually agreed schedule. Cooley also delivered parallel revisions to the CVR agreement and tender and support agreement.

On July 27, 2025, LAVA uploaded an updated net cash schedule to the virtual data room.

On July 28, 2025, the Special Committee held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance, to discuss the proposed transaction with XOMA. Key topics discussed included process and legal documentation, tender and support agreements, deal announcement press release and communications, Closing Net Cash estimates and mechanism for dealing with excess Closing Net Cash, and Leerink Partner’s preliminary analysis of the financial terms of the proposed transaction.

On July 29, 2025, representatives of Gibson Dunn sent representatives of Cooley revised drafts of the Purchase Agreement, CVR Agreement and Support Agreements. Changes made to the Purchase Agreement included, among others, the parties’ agreement that any closing net cash in excess of $36.5 million would be distributed 100% to LAVA shareholders and that Buyer’s reimbursement of LAVA’s transaction expenses would be capped at $500,000. The revised Purchase Agreement also removed obligations of Buyer with respect to COBRA. The revised Support Agreement included a new provision regarding update of beneficial and record ownership information, amended the termination provisions such that a change to the terms of the CVR adverse to its holders would have to be material in nature and re-inserted a reasonable efforts obligation. Changes to the CVR agreement included, among others, (i) the express inclusion of milestone payments tied to the Johnson & Johnson and Pfizer collaborations, (ii) detailed mechanics for calculating net-proceeds sharing on future out-licensing transactions, and (iii) extended the CVR payment date with respect to Additional Closing Net Cash Proceeds and expanded permitted deductions.

On July 30, 2025, representatives of Cooley sent representatives of Gibson Dunn revised drafts of the Purchase Agreement, CVR Agreement and Support Agreements, and communicated about due diligence and outstanding tax and employee benefit matters. Changes made to the Purchase Agreement included, among others, (i) conforming the definition of “Material Adverse Effect” to similar tender-offer precedents and (ii) adding a covenant obligating Buyer to deposit the full cash consideration one business day prior to settlement. Changes made to the CVR agreement included, among others, (i) clarifying the methodology for determining net proceeds from the wind-down of LAVA’s clinical trials and (ii) shortening Buyer’s hold-back period for unresolved contingent liabilities from 18 months to 12 months. Representatives of the Cooley requested that the representatives of Gibson Dunn provide their responses for all open positions.

From July 30, 2025 through August 1, 2025, representatives of Gibson Dunn, Cooley, LAVA management and Leerink Partners discussed the cash schedule, Closing Net Cash and the offer price calculation and how to align these matters across the CVR Agreement and the Purchase Agreement.

On July 30, 2025, the LAVA Board held a meeting, with LAVA management and representatives of Cooley, NautaDutilh and Leerink Partners in attendance, to discuss the proposed transaction with XOMA and the current transaction timeline and progress. Members of LAVA’s Board discussed potential litigation risks associated with the XOMA transaction, and representatives from Cooley updated the LAVA Board members on their fiduciary duties in connection with the proposed transaction and the reasons for considering the transaction. Representatives from Cooley then provided an update on the current status of transaction documents, including ongoing discussions regarding the mechanics of the proposed transaction and ongoing tax discussions. The LAVA Board then discussed the transaction process and legal documentation, tender and support agreements, deal announcement press release and related communications, Closing Net Cash estimates and mechanism for dealing with excess Closing Net Cash. Leerink Partners provided an update on their preliminary analysis of the financial terms of the proposed transaction.

Also on July 30, 2025, LAVA uploaded an updated net cash schedule to the virtual data room.

On July 31, 2025, Gibson Dunn sent to Cooley additional revised drafts of the Purchase Agreement and CVR agreement. Changes to the share purchase agreement included, among others, (i) reducing the outside date for completion of the tender offer from 120 days to 90 days, subject to a one-time 30-day extension if regulatory approvals were the only remaining condition. Changes to the CVR agreement included, among others, (i) the addition of a dispute-resolution mechanism providing that any disagreements over CVR calculations would be finally resolved by an independent public accounting firm mutually selected by the parties.

Also on July 31, 2025, LAVA uploaded an updated net cash schedule to the virtual data room.

On August 1, 2025, representatives of Cooley sent representatives of Gibson Dunn revised drafts of the Purchase Agreement and CVR Agreement, which revised drafts (i) resolved open points regarding employee benefit and compensation matters, (ii) amended the Closing Net Cash Offer Condition to $31,000,000, and (iii) corrected the CVR disposition periods to run from closing of the tender offer. Also on August 1, 2025, LAVA uploaded an updated net cash schedule to the virtual data room.

On August 2, 2025, representatives of LAVA and XOMA senior management conducted a call to discuss the total percentage outstanding Shares held by insiders subject to the Support Agreements. From August 2, 2025 to August 3, 2025, representatives of Gibson Dunn and Cooley exchanged drafts of the Purchase Agreement and CVR Agreement, resolving open matters pertaining to permitted tax deductions, termination compensation, certain defined terms and adding a tail period of one year into the CVR Agreement with respect to Gross Proceeds owed upon the Expiration Date. The Purchase Agreement was revised to resolve open tax matters and to amend the Cash Amount of the Offer Consideration to include a base price per share and an additional price per share. On August 2, 2025, the parties agreed on the final forms of Support Agreement and CVR Agreement. On August 3, 2025, representatives of Gibson Dunn sent representatives of Cooley revised drafts of the Purchase Agreement and the CVR Agreement. The updated Purchase Agreement provided a base price per share of $1.16 per Share and an additional amount of cash of up to $0.08 per Share and changed the closing net cash Offer Condition from $31,000,000 to $31,500,000 and the updated CVR Agreement reflected conforming changes. Later on August 3, 2025, representatives of Cooley sent representatives of Gibson Dunn the proposed final version of the Purchase Agreement, which, among other things, (i) fixed the cash consideration at $1.16 per Share, plus one non-tradeable CVR per Share, (ii) confirmed the minimum net-cash closing condition of $31.5 million, (iii) incorporated the parties’ agreed-upon net cash schedule, CVR agreement and tender and support agreement, and (iv) reflecting the resolution of certain outstanding tax matters.

On August 3, 2025, the LAVA Board held a meeting to discuss and approve the transaction with XOMA. All members of the LAVA Board attended and participated in the meeting. Also participating were members of LAVA management and Leerink Partners, Cooley, and NautaDutilh. A representative from Cooley provided a summary of negotiated changes to the Purchase Agreement since the July 30, 2025 meeting and confirmed the parties are working through the remaining Dutch-related tax issues and moving toward signing. Representatives of Cooley discussed the mechanics of the CVR Agreement and the Support Agreements. LAVA management presented its dissolution analysis (the “Dissolution Analysis”) to the LAVA Board. For a detailed discussion of the Dissolution Analysis, please see this Item 4 under the heading “LAVA Management Dissolution Analysis.” Representatives of Leerink Partners then reviewed with the LAVA Board Leerink Partners’ analysis of the financial terms of the transaction, following which Leerink Partners rendered to the LAVA Board its oral opinion, which was subsequently confirmed by a written opinion dated August 3, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount to be received by holders of Shares pursuant to the Purchase Agreement was fair to such holders from a financial point of view (the “Leerink Opinion”). For a detailed discussion of the Leerink Opinion, please see this Item 4 under the heading “Opinion of Leerink Partners LLC.” A representative of NautaDutilh provided the LAVA Board with a summary of its fiduciary duties under Dutch law and provided an updated analysis of the proposed transaction on various stakeholders. Following these presentations and discussions, the LAVA Board, by a vote of the directors in attendance (which directors constituted the entire LAVA Board), (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions provided for therein are in the best interests of LAVA and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved the execution of the Purchase Agreement by LAVA and the performance by LAVA of the transactions provided for therein, (iii) resolved, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement, and to recommend acceptance of the Offer by LAVA’s shareholders and to recommend that LAVA’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the EGM, (iv) resolved that LAVA shall pursue the transactions provided for in the Purchase Agreement on the terms of and subject to the provisions of the Purchase Agreement, and (v) resolved that the officers and directors of LAVA are authorized and directed to, among other things, finalize and execute the Purchase Agreement and related documentation and to take all actions necessary relating to the EGM.

Later on August 3, 2025, following the LAVA Board’s approval of the Purchase Agreement (including form of CVR Agreement), and the Transactions, LAVA and XOMA executed and delivered the Purchase Agreement, which included as an exhibit the form of the CVR Agreement. Contemporaneously therewith, the Support Agreements were executed and delivered by the parties thereto.

On August 4, 2025, prior to the opening of trading of the U.S. stock markets, LAVA and XOMA issued a joint press release announcing the execution of the Purchase Agreement and the forthcoming commencement of a tender offer by XOMA to acquire all issued and outstanding Shares at the Offer Consideration.

On August 15, 2025, XOMA commenced the Offer, and later on August 15, 2025, LAVA filed this Schedule 14D-9.

Reasons for the Recommendation of the LAVA Board

In evaluating the Offer and the Post-Offer Reorganization, the LAVA Board, with the assistance of the Special Committee, consulted with the Company’s senior management and outside legal and financial advisors and considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The LAVA Board believed that the following material factors and benefits supported their determination and recommendation:

•	Certainty of Value. The fact that the Cash Amount is all cash, which will provide LAVA shareholders with immediate liquidity and certainty of value for their Shares;

•	Results of Strategic Review Process. The Transactions were the result of a reasoned, fully informed process, overseen by the LAVA Board, with the assistance of the Special Committee, outside legal counsel and Leerink Partners. LAVA conducted a fulsome strategic process to explore potential strategic alternatives, including an exploration of the sale of LAVA and/or its assets. Leerink Partners, at the direction of the LAVA Board, initiated outreach and contacted 99 biotechnology companies that met the criteria determined by the LAVA Board to gauge interest in exploring a strategic transaction with LAVA. LAVA received initial non-binding indications of interest from 44 of such parties, of which LAVA held management presentations with 9 of such parties (as more fully described above in the section captioned “—Background of the Offer”). The LAVA Board also considered alternatives to a strategic process, including a dissolution and liquidation of LAVA to distribute any available cash.

•	Best Value. The belief of the LAVA Board that as a result of the LAVA Board’s and the Special Committee’s extensive strategic review process and negotiation of the terms of the Transaction, LAVA had obtained an offer that was Buyer’s best offer and provided an Offer Consideration that, as of the date of the Purchase Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•	CVR. The fact that (i) the Transactions offer the Company’s shareholders an opportunity to, within specified parameters, participate in (A) 100% of the amount by which LAVA’s Closing Net Cash exceeds $31.5 million, (B) 100% of the Net Proceeds from Dispositions by LAVA prior to the Closing and 75% of the Net Proceeds from Dispositions after the Closing and (C) 75% of the Net Proceeds from the Pfizer Collaboration and J&J Collaboration (as more fully described above); and (ii) Buyer has extensive experience in executing asset dispositions and other complex business development transactions and is obligated and financially incentivized to pursue Dispositions of the CVR Products during such Disposition Period;

•	Prospects of the Company on a Standalone Basis. The LAVA Board’s assessment of the assets, liabilities and financial condition of the Company on a standalone basis, particularly in light of the Company’s workforce reductions and wind-down of clinical trials over the course the last two years;

•	Expected Return to Shareholders if the Company Liquidated. The LAVA Board’s belief that the per share consideration to be paid to the holders of Shares in the Transactions is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described under in this Item 4 under the heading “LAVA Management Dissolution Analysis”) and, among other factors, the following:

•	an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s shareholders;

•	the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

•	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and

•	the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s shareholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s shareholders;

•	Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the LAVA Board that the likelihood of completing the Post-Offer Reorganization is high, particularly in light of the lack of any required regulatory filings and the terms of the Purchase Agreement, including the conditions to the Closing being specific and limited;

•	Absence of Material Conflicts of LAVA’s Executive Officers and Directors. The fact that the members of the LAVA Board and executive officers will not personally benefit from the completion of the Offer and the Post-Offer Reorganization in a manner different from the Company’s public shareholders, except for (i) continuing directors and officers liability insurance coverage, and (ii) in the case of the executive officers, the receipt of severance and benefits payments as more fully described under Item 3 above;

•	Opportunity to Accept a Superior Proposal. The fact that the terms of the Purchase Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Purchase Agreement in connection with accepting a superior proposal while paying a termination fee of $750,000 that the LAVA Board believed to be reasonable and not preclusive of such a proposal;

•	Minimum Condition. The fact that the Offer and the Post-Offer Reorganization will not be completed unless the number of Shares validly tendered and not validly withdrawn equals at least 80% of Shares that are then issued and outstanding (provided that this amount may be reduced to 75% in certain circumstances specified in the Purchase Agreement), which condition may not be waived by Buyer without the consent of LAVA; and

•	Fairness Opinion. The oral opinion of Leerink Partners rendered to the LAVA Board on August 3, 2025, which was subsequently confirmed by delivery of a written opinion dated August 3, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount to be paid to the holders of Shares pursuant to the terms of the Purchase Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “ — Opinion of Leerink Partners LLC.” Holder of Shares are urged to read the opinion of Leerink Partners in its entirety. The full text of the opinion of Leerink Partners is attached as Annex I.

The LAVA Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•	No Shareholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s shareholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional shareholder value through a strategic reverse merger partner’s development programs and business;

•	The Uncertain Value of the CVRs. The fact that there is significant uncertainty around the Company’s or Buyer’s ability to attract a potential acquirer for the CVR Products and the potential for the receipt of net proceeds from the Company’s collaborations with Pfizer and Johnson & Johnson in the future;

•	No Solicitation and Termination Fee. The restrictions in the Purchase Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the LAVA Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $750,000);

•	Risk Associated with Failure to Consummate the Downstream Merger. The possibility that the Offer and the Post-Offer Reorganization might not be consummated, and if not consummated, the Company will have expended extensive time and effort and the Company’s employees will have experienced significant distractions from their ordinary work on behalf of the Company. In particular, the holders of at least 80% of LAVA’s issued and outstanding share capital (75% in certain circumstances) must be validly tendered as part of the Offer;

•	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the expense reimbursement amount of up to $500,000 payable by the Company to Buyer in connection with the Transactions;

•	Litigation Risk. The possibility of lawsuits, actions or proceedings in respect of the Purchase Agreement or the Transactions; and

•	Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as shareholders of the Company or the interests of the Company’s other shareholders generally, as more fully described in Item 3 under the heading “Arrangements Between LAVA and its Executive Officers, Directors and Affiliates.”

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the LAVA Board in its consideration of the Offer and the Post-Offer Reorganization. After considering these and other factors, the LAVA Board concluded that the potential benefits of entering into the Purchase Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the LAVA Board, and the complexity of these factors, the LAVA Board found it impracticable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the LAVA Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the LAVA Board’s consideration of the reasons supporting the Offer and the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

LAVA Management Dissolution Analysis

At the direction of the LAVA Board, to assist the analysis and decision of the LAVA Board with respect to whether to approve LAVA’s entry into the Purchase Agreement and consummation of the Transactions and the recommendation by the LAVA Board that LAVA’s shareholders tender their Shares into the Offer, LAVA management prepared the Dissolution Analysis (as defined below), a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Transactions. The Dissolution Analysis, prepared as of, and presented to the LAVA Board at the meeting on August 3, 2025, assumes that the LAVA shareholders approve the liquidation at an extraordinary general meeting by the end of September 2025, with final distribution taking place by December 31, 2026, accounting for an estimated 15 months to complete the liquidation under Dutch rules. The Dissolution Analysis assumes an initial distribution of cash to holders of Shares as of December 31, 2026. LAVA management estimated that, after considering the payment of operating and other costs, collection of interest and other income and estimated transaction expenses, approximately $36.8 million in cash and cash equivalents would be available at the commencement of the liquidation process. Expenses associated with the liquidation were estimated to be approximately $4.5 million, resulting in estimated cash and cash equivalents available for distribution to shareholders of approximately $32.3 million. Based on LAVA management’s good faith estimates, these assumptions resulted in an aggregate value of total liquidation distributions of $1.19 per share, based on 27,171,655 shares outstanding. The number of shares outstanding reflects 26,305,295 shares outstanding plus in-the-money options under LAVA’s equity incentive plans, calculated using the treasury stock method. This amount was then discounted back to October 31, 2025, resulting in total liquidation distributions of $1.10 per share.

The timing of the distributions, if any, and the actual amount of distributions would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle LAVA’s remaining obligations under any contracts, the timing of the execution of LAVA’s liquidation plan, the time necessary to resolve any litigation or claims, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by LAVA of its remaining obligations (including obligations to continue SEC filings), the need to file a proxy statement and hold an extraordinary general meeting for the approval of the dissolution, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. In addition, this analysis assumed that the CVR offers zero value to LAVA’s shareholders. There can be no assurance that any fees, expenses, contingencies or other obligations that LAVA may incur will be within the range of estimated amounts provided in the Dissolution Analysis, that the Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of LAVA or that the estimated distributions would be realized at the estimated amounts, if at all.

Estimated Forecast for Dissolution

																	Dissolution
	Aug. 2025	Sep. 2025	Oct. 2025	Nov. 2025	Dec. 2025	Jan. 2026	Feb. 2026	Mar. 2026	Apr. 2026	May 2026	Jun. 2026	Jul. 2026	Aug. 2026	Sep. 2026	Oct. 2026	Nov. 2026	Dec. 2026
Beginning Cash Balance	$54,252,106	$52,262,146	$49,066,180	$47,880,425	$46,795,158	$45,615,009	$45,017,181	$44,489,002	$43,813,667	$43,397,605	$42,939,725	$42,332,358	$41,872,096	$41,435,905	$40,910,941	$40,574,761	$40,212,146
Personnel & Benefits	$(329,968)	$(329,968)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)	$(170,604)
Research & Development	(370,000)	(100,000)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other G&A Expenses	(474,092)	(631,172)	(581,871)	(474,080)	(586,360)	(479,080)	(406,468)	(551,748)	(290,468)	(330,468)	(478,498)	(329,618)	(303,767)	(391,047)	(200,660)	(225,660)	(3,384,626)
Total Operating Expenses	$(1,174,060)	$(1,061,140)	$(752,475)	$(644,684)	$(756,964)	$(649,684)	$(577,072)	$(722,352)	$(461,072)	$(501,072)	$(649,102)	$(500,221)	$(474,371)	$(561,651)	$(371,264)	$(396,264)	$(3,555,230)
Interest Income[1]	184,100	177,524	168,881	161,578	157,793	154,017	151,054	149,177	147,171	145,352	143,896	142,120	140,341	138,847	137,245	135,810	134,645
Working Capital Adjustments	(1,000,000)	(500,000)	(500,000)	(500,000)	(478,817)	-	-	-	-	-	-	-	-	-	-	-	-
Total Net Expenditures	$(1,989,960)	$(1,383,616)	$(1,083,594)	$(983,106)	$(1,077,988)	$(495,667)	$(426,018)	$(573,175)	$(313,901)	$(355,720)	$(505,206)	$(358,101)	$(334,030)	$(422,804)	$(234,019)	$(260,454)	$(3,420,585)
Cash Burn	(1,989,960)	(1,383,616)	(1,083,594)	(983,106)	(1,077,988)	(495,667)	(426,018)	(573,175)	(313,901)	(355,720)	(505,206)	(358,101)	(334,030)	(422,804)	(234,019)	(260,454)	(3,420,585)
Cash Before Transaction Expenses	$52,262,146	$50,878,530	$47,982,586	$46,897,318	$45,717,169	$45,119,342	$44,591,163	$43,915,827	$43,499,766	$43,041,885	$42,434,518	$41,974,257	$41,538,066	$41,013,101	$40,676,922	$40,314,307	$36,791,562
Transaction Expenses	-	(1,812,350)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(102,161)	(4,506,010)
Ending Cash Balance	$52,262,146	$49,066,180	$47,880,425	$46,795,158	$45,615,009	$45,017,181	$44,489,002	$43,813,667	$43,397,605	$42,939,725	$42,332,358	$41,872,096	$41,435,905	$40,910,941	$40,574,761	$40,212,146	$32,285,551
Total Cash to Distribute																	$32,285,551

(1) Assumes 4.00% annual interest, as per LAVA management.

Dissolution Analysis

Estimated Net Cash as of September 30, 2025 (EGM Resolution)	$49,066,180
Less: Post-Approval Operating Expenses	(11,573,477)
Less: Post-Approval Working Capital Adjustments	(1,478,817)
Add: Post-Approval Interest Income[1]	2,207,924
Less: Transaction Expenses	(5,936,259)
Estimated Cash Available for Distribution as of December 31, 2026	$32,285,551
Fully Diluted Shares Outstanding[2]	27,171,655
Estimated Total Distribution Per Share in December 2026	$1.19

Value of Total Distribution Per Share as of December 31, 2026 Discounted Back to October 31, 2025 for Comparison Purposes[3]	$1.10

(1) Assumes 4.00% annual interest.

(2) Reflects diluted shares, including 26,305,295 common shares outstanding and in-the-money options under the 2018 Stock Option Plan, the 2020 U.S. Stock Option Plan, the 2021 Long-Term Incentive Plan, and the 2021 Employee Stock Purchase Plan, calculated using the treasury stock method.

(3) Assumed future distribution discounted by 1.17 years at the rate of foregone interest, approximated as ICE BofA US High Yield Index Effective Yield as of 07/31/25 of 6.86%.

The Dissolution Analysis, while necessarily presented with numerical specificity, were based on numerous estimates and assumptions, some as to future events, that were inherently uncertain and many of which were beyond LAVA management’s control at the time the Dissolution Analysis was prepared, such as, actual expenses incurred, the amount of wind-down costs, the amount required to settle LAVA’s remaining obligations under any contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by LAVA of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond any liquidating distribution for known, unknown or contingent liabilities, all of which were difficult to predict and many of which that are subject to change. The Dissolution Analysis includes multiple years and, by its nature, becomes subject to greater uncertainty with each successive month and year. At the direction of the LAVA Board, to assist the analysis and decision of the LAVA Board with respect to whether to approve LAVA’s entry into the Purchase Agreement and consummation of the Transactions and the recommendation by the LAVA Board that LAVA’s shareholders tender their Shares into the Offer, LAVA management prepared the Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Transactions. The Dissolution Analysis was also provided to Leerink Partners in connection with the rendering of its opinion to the LAVA Board and in performing its financial analysis as described below in the section captioned “—Opinion of Leerink Partners LLC.”

LAVA does not intend to update or otherwise revise the Dissolution Analysis to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, even if any or all the estimates and assumptions underlying the Dissolution Analysis are no longer appropriate, except as required by law. Accordingly, the inclusion of the Dissolution Analysis in this Schedule 14D-9 should not be regarded as an indication that LAVA or anyone who received the Dissolution Analysis then considered, or now considers, the Dissolution Analysis to be necessarily predictive of actual future events, and this information should not be relied upon as such. These considerations should be considered if evaluating the Dissolution Analysis, which were prepared as of an earlier date.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.

Introduction

LAVA retained Leerink Partners as its financial advisor in connection with the Transactions contemplated by the Purchase Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement, the LAVA Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares, of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Purchase Agreement. For purposes of this summary of Leerink Partners’ opinion: “Cash Amount” means (i) an amount in cash equal to $1.16 per Share, plus (ii) an additional amount of cash of up to $0.08 per Share, in each case, without interest and net of applicable withholding tax.

On August 3, 2025, Leerink Partners rendered to the LAVA Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 3, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Purchase Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated August 3, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the LAVA Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the LAVA Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Purchase Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Purchase Agreement or the Transaction and does not constitute a recommendation to any stockholder of LAVA as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft dated August 3, 2025 of the Purchase Agreement;

•	a draft dated August 3, 2025 of the CVR Agreement;

•	LAVA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as filed by LAVA with the SEC;

•	LAVA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by LAVA with the SEC;

•	certain Current Reports on Form 8-K, as filed by LAVA with, or furnished by LAVA to, the SEC; and

•	a dissolution analysis of LAVA, as furnished to Leerink Partners by the management of LAVA and approved by management for use by Leerink Partners, which is referred to in this summary of Leerink Partners’ opinion as the “Dissolution Analysis.”

Leerink Partners also conducted discussions with members of the senior management and representatives of LAVA regarding such Dissolution Analysis. LAVA advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of LAVA. In addition, Leerink Partners considered the results of its efforts on behalf of LAVA to solicit, at the direction of LAVA, indications of interest from third parties with respect to a possible acquisition of or business combination with LAVA. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with LAVA’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at LAVA’s direction, that the Dissolution Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of LAVA as to the matters covered thereby and Leerink Partners relied, at LAVA’s direction, on the Dissolution Analysis for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Dissolution Analysis or the assumptions on which it was based. In addition, at LAVA’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of LAVA, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of LAVA. Furthermore, at LAVA’s direction, Leerink Partners ascribed no value to the CVR payable pursuant to the CVR Agreement.

Leerink Partners assumed, at LAVA’s direction, that the final executed Purchase Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Purchase Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at LAVA’s direction, that the representations and warranties made by LAVA and Buyer in the Purchase Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at LAVA’s direction, that the Transaction would be consummated on the terms set forth in the Purchase Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of LAVA, or the ability of LAVA to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, LAVA’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to LAVA or in which LAVA might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Purchase Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Purchase Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Purchase Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of LAVA or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of LAVA or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Purchase Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of LAVA as to whether or not such holder should tender Shares pursuant to the Offer, participate in any meeting, or otherwise act with respect to the Transaction. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the LAVA Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the LAVA Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the LAVA Board in connection with its opinion, which was delivered orally to the LAVA Board on August 3, 2025, and subsequently confirmed in Leerink Partners’ written opinion, dated August 3, 2025. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Dissolution Analysis prepared by LAVA management. The summary set forth below describes the material financial analyses performed by Leerink Partners. The order of the financial analyses described below does not represent the relative importance or weight given to those financial analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 3, 2025, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between LAVA and Buyer and LAVA’s decision to enter into the Purchase Agreement was solely that of the LAVA Board. The opinion of Leerink Partners was only one of many factors considered by the LAVA Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the LAVA Board or the management of LAVA with respect to the Transaction, the Cash Amount, any potential CVR amount or any other aspect of the transactions contemplated by the Purchase Agreement.

Dissolution Analysis

LAVA advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of LAVA. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to LAVA. LAVA management furnished to Leerink Partners the Dissolution Analysis prepared by management as described in more detail under “— LAVA Management Dissolution Analysis” and directed Leerink Partners to rely upon the Dissolution Analysis for purposes of its analysis and opinion. The Dissolution Analysis assumed a distribution of cash to holders of Shares as of December 31, 2026, of approximately $32 million, or $1.19 per Share. This distribution is referred to in this section as the “Dissolution Payment.”

Leerink Partners compared the Cash Amount of between $1.16 and $1.24 per Share to the present value of the Dissolution Payment as of December 31, 2026 (the assumed date of the Dissolution Payment) by, for purposes of comparison with an assumed closing date for the Transaction of October 31, 2025, discounting the Dissolution Payment to that date. Leerink Partners calculated the October 31, 2025 present value of the Dissolution Payment by discounting the December 31, 2026 Dissolution Payment to October 31, 2025 using a discount rate equivalent to ICE BofA US High Yield Index Effective Yield of 6.86% as of July 31, 2025. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value as of October 31, 2025 of approximately $30 million, or $1.10 per Share, based on the assumed fully diluted Shares outstanding of LAVA of approximately 27.2 million as of August 1, 2025, as provided by LAVA.

Leerink Partners then compared the results of the above analysis ($1.10 per Share) to the Cash Amount of between $1.16 and $1.24 per Share.

General

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to LAVA and its affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation, including acting as joint book-running manager for the Company’s March 2021 initial public offering. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, LAVA, Buyer or their respective affiliates. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to LAVA, Buyer, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of LAVA, Buyer or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to LAVA, Buyer, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The LAVA Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with LAVA and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to LAVA, LAVA has agreed to pay Leerink Partners an aggregate fee of $3 million, of which an opinion fee of $1 million has been paid and the remainder of which is payable contingent upon consummation of the Transaction. In addition, LAVA has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and LAVA, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the LAVA Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To LAVA’s knowledge, after making reasonable inquiry, and except as set forth in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between LAVA and its Executive Officers, Directors and Affiliates—Outstanding Shares Held by Directors and Executive Officers,” LAVA’s executive officers and directors do not beneficially own, and are not the record holders of, any Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director may act in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Concurrently with the execution of the Purchase Agreement, the Support Agreement Parties entered into Support Agreements with Buyer and have pledged to irrevocably tender all their Shares, which comprise, in the aggregate, approximately 0.5% of the outstanding Shares as of August 3, 2025, upon the terms and subject to the conditions of such agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or if the LAVA Board votes to approve a superior proposal.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither LAVA nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to LAVA’s shareholders on its behalf concerning the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of LAVA, for which services no additional compensation will be paid.

The Company, based on the determination of the Special Committee, has engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer, but not to make any solicitation or recommendation in connection with the Offer or otherwise. For its services, Leerink Partners will receive from the Company an aggregate fee of $3.0 million, of which an opinion fee of $1.0 million was paid upon delivery of the opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses, including fees and expenses of counsel, and to indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by LAVA or, to the knowledge of LAVA after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), LAVA is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, LAVA’s securities by LAVA, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving LAVA or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of LAVA or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of LAVA.

Except as described above or otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the LAVA Board or the Special Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 2 under the heading “Tender Offer” and Item 3 under the heading “Arrangements Between LAVA and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization

Under the Purchase Agreement, LAVA is required to hold an EGM where shareholders will be provided with information regarding the Offer and will be requested to vote on, among other matters set forth in the Purchase Agreement filed as Exhibit (e)(1) hereto, (a) one or more resolutions effective upon the Closing to appoint the new members of the LAVA Board designated by Buyer to replace the resigning members of the LAVA Board and if and to the extent that any member of the LAVA Board (excluding the Independent Directors and those members of the LAVA Board designated by Buyer to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the LAVA Board as of the Closing, (b) one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the LAVA Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law and (c) the requisite resolutions required to effect the Post-Offer Reorganization, (collectively, the “EGM Matters”). The EGM will be held on the date to be specified in LAVA’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9. Shareholders of LAVA who hold Shares on the record date for the EGM, which date will be specified in LAVA’s convening notice for the EGM and definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9, are entitled to attend the EGM, and vote at the EGM and receive LAVA’s definitive proxy statement.

Appraisal Rights

LAVA shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights with respect to the Offer or the Post-Offer Reorganization.

Annual and Quarterly Reports

For additional information regarding the business and financial results of LAVA, please see LAVA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, filed with the SEC on May 14, 2025 and August 13, 2025, respectively.

Legal Proceedings

There is no pending litigation that LAVA is aware of challenging the Offer or the other Transactions.

Regulatory Approvals

Buyer and LAVA are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Downstream Merger. If the parties become aware of any notices, reports and other documents required to be filed with respect to the Offer or the Post-Offer Reorganization, Buyer and LAVA have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company and Buyer commenced the Offer on August 15, 2025 pursuant to the terms of the Purchase Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Buyer has filed a tender offer statement on the Schedule TO, including the offer to purchase, a letter of transmittal and related documents, with the SEC, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. The Company also plans to file a proxy statement in connection with an extraordinary general meeting of shareholders at which the Company shareholders will vote on the EGM Matters in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the extraordinary general meeting.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDNG THE EXTRAORDINARY GENERAL MEETING AND THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON THIS SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES (INCLUDING THE TERMS AND CONDITIONS OF THE OFFER) OR MAKING ANY VOTING DECISION FOR THE EXTRAORDINARY GENERAL MEETING. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financials & Filings” section of the Company’s website at https://ir.lavatherapeutics.com/.

Participants in the Solicitation

The Company, its directors and executive officers and other members of its management and employees, as well as XOMA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the EGM Matters. Information about the Company’s directors and executive officers and their ownership of Shares is set forth in the proxy statement for the Company’s 2025 annual general meeting of shareholders, which was filed with the SEC on April 28, 2025. Information about XOMA’s directors and executive officers is set forth in the proxy statement for XOMA’s 2025 annual meeting of shareholders, which was filed with the SEC on April 15, 2025. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Matters, including the interests of the Company’s directors and executive officers in the transaction, which may be different than those of the Company’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on the Company; and the potential payment of proceeds to the Company’s shareholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Purchase Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s shareholders tendering their Shares in the Offer; the possibility that competing offers will be made; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any shareholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Company’s shareholders; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 15, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Opinion of Leerink Partners, dated August 3, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by LAVA and XOMA on August 4, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-40241) filed on August 4, 2025).

(e)(1)	Purchase Agreement, dated August 3, 2025, by and among LAVA and Buyer (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40241) filed on August 4, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40241) filed on August 4, 2025).

(e)(3)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40241) filed on August 4, 2025).

(e)(4)	Confidentiality Agreement, dated June 2, 2025, by and between LAVA and Buyer (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	2018 Stock Option Plan (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1/A (File No. 333-253795) filed on March 18, 2021).

(e)(6)	2020 U.S. Stock Option Plan (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form F-1/A (File No. 333-253795) filed March 18, 2021).

(e)(7)	2021 Long Term Incentive Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K (File No. 001-40241) filed March 28, 2025).

(e)(8)	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1/A (File No. 333-253795) filed March 18, 2021).

(e)(9)	Employment Letter, dated March 27, 2025, by and between LAVA and Stephen Hurly (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K (File No. 001-40241) filed on March 28, 2025).

(e)(10)	Employment Letter, dated November 1, 2022, by and between LAVA and Fred Powell (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K (File No. 001-40241) filed on March 28, 2025).

(e)(11)	Employment Letter, dated February 6, 2023 by and between LAVA and Charles Morris (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K (File No. 001-40241) filed on March 28, 2025).

Exhibit No.	Description
(e)(14)	Form of Indemnification Agreement between LAVA and each of its executive directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1/A (File No. 333-253795) filed March 18, 2021).

(e)(15)	Form of Indemnification Agreement between LAVA and each of its non-executive directors (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1/A (File No. 333-253795) filed March 18, 2021).

(g)	Not applicable.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2025

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and President

ANNEX I

Opinion of Financial Advisor

August 3, 2025

The Board of Directors

LAVA Therapeutics N.V.

Yalelaan 62

3584 CM, Utrecht

The Netherlands

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding ordinary shares, par value €0.12 per share (collectively, the “Shares”), in the capital of LAVA Therapeutics N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Share Purchase Agreement (the “Agreement”) to be entered into between XOMA Royalty Corporation, a Delaware corporation (the “Buyer”), and the Company. The Agreement provides for the acquisition by the Buyer of any and all of the Shares by a tender offer (the “Offer”) for (i) an amount in cash equal to $1.16 per Share (the “Base Price Per Share”), plus (ii) an additional amount of cash of up to $0.08 per Share, the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), plus (ii) one contingent value right per Share (a “CVR”), which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (together with the Cash Amount, the “Offer Consideration”), in each case without interest and net of applicable withholding tax. Subject to the terms and conditions of the Agreement, the Offer will be followed by the Dutch statutory merger of the Company as disappearing company with and into a subsidiary of the Buyer as acquiring company, pursuant to which holders of Shares that were not tendered pursuant to the Offer or in the Subsequent Offering Period will receive New Topco A Shares and, upon completion of a Post-Offer Reorganization, such holders will receive for each New Topco A Share the Offer Consideration. The transactions contemplated by the Agreement are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Agreement and the CVR Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, the Buyer or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Buyer, or their respective affiliates.

BOSTON | CHARLOTTE | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

I-1

The Board of Directors

LAVA Therapeutics N.V.

August 3, 2025

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, the Buyer, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, as provided to us by the Company on August 3, 2025; (ii) a draft of the CVR Agreement, as provided to us by the Company on August 3, 2025; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Dissolution Analysis. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Dissolution Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Dissolution Analysis for purposes of our analysis and this opinion. We express no view or opinion as to the Dissolution Analysis or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR amount payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Agreement and the CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and the Buyer in the Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any national, provincial or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

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The Board of Directors

LAVA Therapeutics N.V.

August 3, 2025

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether or how such holder should tender Shares pursuant to the Offer, participate in any meeting, or otherwise act with respect to the Transaction.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC

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